Misys plc

Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

06017460

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

SUPPL

6 October 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 September and 5 October inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

RECEIVED
2006 OCT 16 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10/17

Rule 12g3-2(b)
File 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure-Amend<AWG.L> <AWGE.L> <MSY.L>
Released: 05/10/2006

RNS Number:0514K
Morgan Stanley Securities Ld(EPT)
05 October 2006

AMENDMENT TO ANNOUNCEMENT 9992J RELEASED AT 10:07 ON 05 OCTOBER 2006

Please note this amendment results from announcement 9992J being incorrectly linked to Misys Plc. Both this notice and that issued prior should be linked to AWG Plc.

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	AWG Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 October 2006

RECEIVED
2006 OCT 16 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
44,563	16.06	16.06

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
260,118	16.09	16.00

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	940	16.C
CFD	SHORT	1,220	16.C
CFD	SHORT	11,041	16.C
CFD	SHORT	8,100	16.C
CFD	SHORT	5,031	16.C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	05 October 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	AWG Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMMABRTMMBMBBF

Rule 12g3-2(b)
File 82-34981

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REG-Misys: Holding(s) in Company <MSY.L>
Released: 05/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

MISYS plc

2. Name of shareholder having a major interest

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

05.10.06

12. Total holding following this notification

NOT KNOWN

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

BELOW 3.00%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 5 OCTOBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
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REG-Misys: Treasury Stock <MSY.L>
Released: 05/10/2006

Transfer of Shares held in Treasury
Misys plc announces that on 5 October 2006 it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 5,000 ordinary shares at a price of 178p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,375,396 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,351,640.
5.10.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

Rule 12g(3)-2(b)
File 82-34981

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REG-Misys: Holding(s) in Company <MSY.L>
Released: 05/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

4.10.06

12. Total holding following this notification

MATERIAL - 18,758,930

NON-MATERIAL - 58,401,535

TOTAL -77,160,465

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

15.42%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 5 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 4October 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,680,237
UBS Fund Services (Luxembourg) SA	13,976,159
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,544,475
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,868,572
UBS O'Connor LLC	348,765
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	440,595
Sub Total	58,401,535
Material Interest	
UBS AG London Branch	15,120,498
UBS Global Asset Management (Life) Ltd	3,638,432
Sub Total	18,758,930
TOTAL	77,160,465

END

Rule 12g3-2(b)
File 82-34981

REG-Misys: Holding(s) in Company <MSY.L>
Released: 05/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

MISYS plc

2. Name of shareholder having a major interest

DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

04.10.06

12. Total holding following this notification

17,053,393 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.41%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 5 OCTOBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 05/10/2006

RNS Number:9992J
Morgan Stanley Securities Ld(EPT)
05 October 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	AWG Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 October 2006

RECEIVED
2006 OCT 16 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
44,563	16.06	16.06

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
260,118	16.09	16.00

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	940	16.C
CFD	SHORT	1,220	16.C
CFD	SHORT	11,041	16.C
CFD	SHORT	8,100	16.C
CFD	SHORT	5,031	16.C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forr rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	05 October 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	AWG Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFIIIDLEIIR

Rule 12g3-2(b)
File 82-34981

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REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 03/10/2006

RNS Number:8692J
Societe Generale Asset Mngmt UK Ld
03 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Societe Generale Asset Management UK Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord
Date of dealing	02 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	10,106,097	(2.02%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,106,097	(2.02%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to				

purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	485,000	1.81 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 October 2006
Contact name	Noeline Brookshaw
Telephone number	020 7090 2605
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAAEDEAPKFFE

Rule 12g3-2(b)
File 82-34981

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REG-Misys: Holding(s) in Company <MSY.L>
Released: 03/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   CREDIT SUISSE SECURITIES (EUROPE) LIMITED ("CSSEL") AND CREDIT SUISSE INTERNATIONAL ("CSI")

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    2.10.06

12. Total holding following this notification

    CSSEL - not known

    csI - not known

    TOTAL -not known

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    BELOW 3.00%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 3 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File 82-34981

REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 03/10/2006

RNS Number:8469J
UBS Global Asset Management (UK)Ltd
03 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS Global Asset Management (UK) Ltd
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	2-Oct-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,113,670.00	7.8173%	.00	.0000%
(2) Derivatives (other than options)		0%		
(3) Options and agreements to purchase/sell		0%		
Total	39,113,670.00	7.8173%	.00	.0000%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities		0%		0%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	.00	.0000%		.0000%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	584,094.00	183.16p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	3-Oct-2006
Contact name	Panna Gohil

Telephone number 020-7901-5139

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANEDEFAKFEE

Rule 12g3-2(b)
File 82-34981

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REG-Misys: Treasury Stock <MSY.L>
Released: 02/10/2006

Transfer of Shares held in Treasury
Misys plc announces that on 2 October 2006 it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 23,333 ordinary shares at prices between 173.5p and 175p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,380,396 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,346,640.
2.10.06
Analyst / Investor Enquiries:

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam

Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email:
josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b)
File 82-34981

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REG-Misys: Holding(s) in Company <MSY.L>
Released: 02/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   CREDIT SUISSE SECURITIES (EUROPE) LIMITED ("CSSEL") AND CREDIT SUISSE INTERNATIONAL ("CSI")

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    28.09.06

12. Total holding following this notification

    CSSEL - 15,267,217

    csI - 21,235

    TOTAL -15,288,452

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.06%

14. Any additional information

    On 26 September 2006, CSSEL held an interest in 56,120 of the above shares by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and CSI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSSEL and CSI are interested.

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 2 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File 82-34981

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REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 02/10/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and F on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	29 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,000,000	3.60%
(3) Options and agreements to purchase/sell		
Total	18,000,000	3.60%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	2 October 2006
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File 82-34981

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 02/10/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	29 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	20,343,843	4.07
(3) Options and agreements to purchase/sell		
Total	20,343,843	4.07

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02/10/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File n° 82-34981

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REG-Brencourt Advisors, LLP Rule 8.3 - Misys PLC
Released: 02/10/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Brencourt Advisors LLP
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	29/09/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	8,732,629 (1.75%)	
(3) Options and agreements to purchase/sell		
Total	8,732,629 (1.75%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	500,000	2.2634 GBP
CFD	Long	500,000	2.2734 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02/10/06
Contact name	Enzo Linardi
Telephone number	212-313-9722
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File n° 82-34981

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REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 02/10/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and P on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	29 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,000,000	3.60%
(3) Options and agreements to purchase/sell		
Total	18,000,000	3.60%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

RECEIVED
2006 OCT 16 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	2 October 2006
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File nº 82-34981

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REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 02/10/2006

RNS Number:7937J
Cheyne Capital Management Limited
02 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	1,897,834	0.37		
(3) Options and agreements to purchase/sell				
Total	1,897,834	0.37		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short/sale	6,060,000	226.5

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	2 October 2006
Contact name	Simon James
Telephone number	020 7031 7560
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name,e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUGUUUUPQGWP

Rule 12g3-2(b)
File n° 82-34981

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REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 02/10/2006

RNS Number:7886J
UBS Global Asset Management (UK)Ltd
02 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

RECEIVED
2006 OCT 16 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	29-September-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,529,576.00	7.7009%	.00	.0000%
(2) Derivatives (other than options)		0%		
(3) Options and agreements to purchase/sell		0%		
Total	38,529,576.00	7.7009%	.00	.0000%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities		0%		0%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	.00	.0000%		.0000%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	130,326.00	226.25p
Purchase	76,643.00	£2.2625

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	02 October 2006
Contact name	Panna Gohil

Telephone number 020-7901-5139

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAAEAEALKFFE

Rule 12g3-2(b)
File n° 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 02/10/2006

RNS Number:7893J
Morgan Stanley Securities Ld(EPT)
02 October 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
653,925	2.29	2.26

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
21,148	2.28	2.26

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	8,672	2.26
CFD	LONG	359,544	2.26
CFD	SHORT	20,306	2.27
CFD	LONG	9,925	2.28
CFD	LONG	3,000	2.29
CFD	LONG	162,784	2.28
CFD	SHORT	842	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	2 October 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVFIELFIIR

Rule 12g3-2(b)
File n° 82-34981

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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS Plc
Released: 02/10/2006

RECEIVED
2006 OCT 16 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
18,211	2.2625 GBP	2.2625 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02 October 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File nº 82-34981

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 02/10/2006

RNS Number:7816J
UBS AG
02 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	29 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,874,597	1.77%	62,533	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,874,597	1.77%	62,533	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1006	226.5 pence
PURCHASE	1772	226.75
PURCHASE	2110	226.75
SALE	3245	226.75
PURCHASE	7400	227
PURCHASE	2837	227
PURCHASE	1194	227.25
PURCHASE	600	227.25
PURCHASE	1066	227.25
PURCHASE	866	227.25
PURCHASE	1066	227.25
PURCHASE	866	227.25
PURCHASE	945	227.25
SALE	4665	227.25
SALE	1785	227.25
PURCHASE	6563	227.5
PURCHASE	4268	227.5
PURCHASE	2512	227.5
SALE	7560	227.5
SALE	1470	227.5
SALE	2979	227.5
SALE	1300	227.5
SALE	5450	227.5
SALE	4584	227.5
SALE	8700	227.5
SALE	700	227.5
SALE	2639	227.5
SALE	6387	227.5
PURCHASE	3360	227.75
PURCHASE	100	227.75
PURCHASE	79	227.75
PURCHASE	866	227.75
PURCHASE	887	227.75
PURCHASE	21	227.75
PURCHASE	887	227.75
PURCHASE	79	227.75
PURCHASE	866	227.75
PURCHASE	79	227.75
PURCHASE	5630	227.75
PURCHASE	4137	227.75
PURCHASE	2347	227.75
PURCHASE	3140	227.75
SALE	1723	227.75
SALE	2989	227.75
SALE	932	227.75
SALE	206	227.75
SALE	2988	227.75
SALE	2546	227.75
SALE	2497	227.75
SALE	255	227.75
SALE	4738	227.75
PURCHASE	4661	228
PURCHASE	135	228
PURCHASE	3539	228
PURCHASE	2103	228
PURCHASE	6000	228
PURCHASE	2000	228
PURCHASE	7984	228
SALE	2000	228.25

SALE	7440	228.25
SALE	3492	228.25
SALE	3000	228.5
SALE	4462	228.5
SALE	2976	228.75
PURCHASE	3827	229
SALE	4218	229.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure 02 OCTOBER 2006

Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFLLFBQBBLFBL

Rule 12g3-2(b)
File nº 82-34981

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REG-Cazenove EPT Disclosure<MSY.L>
Released: 02/10/2006

RNS Number:7799J
Cazenove
02 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	29th September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
541,810	£2.275p	£2.26p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
536,625	£2.2752p	£2.27p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	2nd October 2006
Contact name	Ray Halcro
Telephone number	0207 155 5014
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKBKKDBDDKKK

Rule 12g3-2(b)
File n° 82-34981

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 29/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	28 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,843,843	3.77
(3) Options and agreements to purchase/sell		
Total	18,843,843	3.77

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,000,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File nº 82-34981

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REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 29/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and P on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	28 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	16,500,000	3.30%
(3) Options and agreements to purchase/sell		
Total	16,500,000	3.30%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

RECEIVED
2006 OCT 16 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	29 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 29/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	28 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,788,993	3.56%	1,569,698	0.31%
(2) Derivatives (other than options)	1,452,690	0.29%	1,484,528	0.30%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,241,683	3.85%	3,054,226	0.61%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	11,438	2.2751
Purchase	1,300	2.2728
Purchase	3,000	2.2669
Purchase	45,023	2.2655
Purchase	114,300	2.2789
Sale	2,500	2.2631

Sale	1,425	2.2694
Sale	326,532	2.2698
Sale	2,713	2.2645
Sale	1,175	2.2713
Sale	4,000	2.2706
Sale	31,613	2.2645
Sale	2,500	2.2631

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	2713	2.2645
CFD	Short	24340	2.2672
CFD	Long	45023	2.2654
CFD	Long	3000	2.2668
CFD	Long	1300	2.2728
CFD	Long	11438	2.2751
CFD	Long	114300	2.2789

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File n° 82-34981

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REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 29/09/2006

RNS Number:7172J
Cheyne Capital Management Limited
29 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	28 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	7,957,834	1.59		
(3) Options and agreements to purchase/sell				
Total	7,957,834	1.59		

RECEIVED
2006 OCT 16 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short/sale	3,000,000	226.41

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	29 September 2006
Contact name	Simon James
Telephone number	020 7031 7560
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUPWBUPQGWB

Rule 12g 3-2(b)
File 82-34981.

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 29/09/2006

RNS Number:7043J
Morgan Stanley Securities Ld(EPT)
29 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
61,114	2.28	2.26

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
24,388	2.28	2.26

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	35,897	2.27
CFD	LONG	7,000	2.27
CFD	LONG	2,041	2.27
CFD	LONG	3,649	2.27
CFD	LONG	12,527	2.28
CFD	SHORT	5,388	2.27
CFD	SHORT	19,000	2.28

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	29 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFVLADIAFIR

Rule 12g3-2(b)
File 82-34981

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REG-Cazenove EPT Disclosure<MSY.L>
Released: 29/09/2006

RNS Number:7012J
Cazenove
29 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	28th September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
475,000	£2.265p	£2.265p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
475,000	£2.265p	£2.265p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	29th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKCKDDBKDKCB

Rule 12g3-2(b)
File 82-34981

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REG-UBS GAM Switzerland Rule 8.3- Misys PLC<MSY.L>
Released: 29/09/2006

RNS Number:6957J
UBS Global Asset Mgmnt. Switzerland
29 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	28th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,964,381	3.7998%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	20,964,381	3.7998%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sales	200,000	GBP 2.265

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	29th September 2006
Contact name	Zeljko Rudonjic /PS
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUWPBUPQGUB

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 29/09/2006

RNS Number:6933J
UBS AG
29 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	28 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,884,725	1.77%	62,533	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,884,725	1.77%	62,533	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2121	226.25 PENCE
PURCHASE	3367	226.25
PURCHASE	200	226.5
PURCHASE	6133	226.5
SALE	1322	226.5
SALE	2722	226.5
SALE	7560	226.5
PURCHASE	2431	226.5
SALE	188	226.75
SALE	1400	226.75
SALE	4394	226.75
SALE	1332	226.75
PURCHASE	5000	226.75
PURCHASE	5728	226.75
PURCHASE	1639	226.75
PURCHASE	1100	226.75
PURCHASE	569	226.75
PURCHASE	6313	226.75
SALE	2096	226.75
PURCHASE	1145	227
PURCHASE	5511	227
PURCHASE	12	227
PURCHASE	1721	227
PURCHASE	649	227
SALE	5000	227
SALE	5000	227
PURCHASE	4295	227
PURCHASE	52	227
PURCHASE	500	227.25
PURCHASE	1365	227.25
SALE	2325	227.25
SALE	1993	227.5
SALE	1482	227.5
SALE	2569	227.75
PURCHASE	1200	227.75
PURCHASE	1800	227.75
PURCHASE	1300	227.75
PURCHASE	1900	227.75
PURCHASE	5000	228
SALE	5000	228.5
SALE	2095	228.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry Option

name, e.g. call option	selling, purchasing, varying etc.	securities to which the option relates (Note 7)	price	American, European etc.	date	money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBKLFLQKBBBBE

Rule 12g3-2(b)
File 82-34981

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 28/09/2006

FOR IMMEDIATE RELEASE
28 SEPTEMBER 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 28 September 2006 it had 500,323,307 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

Rule 12g3-2(b)
File 82-34981

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REG-Misys: Treasury Stock <MSY.L>
Released: 28/09/2006

Transfer of Shares held in Treasury
Misys plc announces that on 28 September 2006 it transferred to participants in its employee share schemes 3,174 ordinary shares at prices between 152p and 211p per share. The shares were formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,403,729 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,323,307.
28.09.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 28/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and F on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	27 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,000,000	3.00%
(3) Options and agreements to purchase/sell		
Total	15,000,000	3.00%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	250,000
CFD	Long	1,900,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	28 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File nº 82-34981

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REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 28/09/2006

RNS Number:6419J
HBOS PLC
28 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	26 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	31,328,083	(6.262%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	31,328,083	(6.262%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	270	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 September 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGZLDRFGVZM

Rule 12g3-2(b)
File n° 82-34981

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REG-Brencourt Advisors, LLP Rule 8.3 - Misys PLC
Released: 28/09/2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Brencourt Advisors LLP
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	27/09/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	7,732,629 (1.55%)	
(3) Options and agreements to purchase/sell		
Total	7,732,629 (1.55%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	500,000	2.2534 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28/09/06
Contact name	Enzo Linardi
Telephone number	212-313-9722
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Societe Generale Ast Rule 8.3- Misys Plc<MSY.L>
Released: 28/09/2006

RNS Number:6345J
Societe Generale Asset Mngmt UK Ld
28 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

SOCIETE GENERALE ASSET MANAGEMENT UK LIMITED

Company dealt in

MISYS PLC

Class of relevant security to which the dealings being disclosed relate (Note 2)

ORD

Date of dealing

27 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	9,621,097	(1.92%)		
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total	9,621,097	(1.92%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	150,000	2.28 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities	Exercise price	Type, e.g.	Expiry date	Option money

call option	purchasing, varying etc.	to which the option relates (Note 7)	American, European etc.	paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 28 SEPTEMBER 2006

Contact name NOELINE BROOKSHAW

Telephone number 020 7090 2605

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEADNPAFPKEFE

Rule 12g3-2(b)
File nº 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 28/09/2006

RNS Number:6239J
Morgan Stanley Securities Ld(EPT)
28 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
814,790	2.29	2.25

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
19,933	2.27	2.26

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	5,979	2.28
CFD	SHORT	19,933	2.28
CFD	LONG	35,210	2.27
CFD	LONG	3,000	2.28
CFD	LONG	22,872	2.27
CFD	LONG	55,673	2.26
CFD	LONG	20,622	2.27
CFD	LONG	500,000	2.25
CFD	LONG	19,621	2.28
CFD	LONG	11,159	2.27
CFD	LONG	11,542	2.27
CFD	LONG	126,416	2.27
CFD	LONG	2,696	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	28 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFIFAEITFIR

Rule 12g3-2(b)
File n° 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 28/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	27 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,986,390	3.59%	1,697,023	0.34%
(2) Derivatives (other than options)	1,580,015	0.32%	1,463,845	0.29%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,566,405	3.91%	3,160,868	0.63%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	35,081	2.2660
Purchase	579	Transfer
Purchase	579	Transfer
Purchase	27,300	2.2820
Purchase	3,000	2.2805
Sale	3,000	2.2762

Sale	180	2.2584
Sale	9,704	2.2720
Sale	13,590	2.2768
Sale	8,258	2.2770

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	33029	2.2675
CFD	Short	9704	2.2720
CFD	Short	3000	2.2762
CFD	Short	13590	2.2768
CFD	Short	8258	2.2770
CFD	Long	35081	2.2660
CFD	Long	3000	2.2804
CFD	Long	27300	2.2820

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File n° 82-34981

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 28/09/2006

RNS Number:6208J
UBS AG
28 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	27 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,872,700	1.77%	62,081	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,872,700	1.77%	62,081	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2343	225.5 pence
PURCHASE	2536	225.5
PURCHASE	1231	225.5
PURCHASE	2802	225.5
PURCHASE	2126	225.5
PURCHASE	1786	225.75
PURCHASE	1913	225.75
PURCHASE	2450	225.75
PURCHASE	15621	226
PURCHASE	1871	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	10089	226
PURCHASE	1661	226
PURCHASE	8339	226
PURCHASE	3411	226
PURCHASE	6589	226
PURCHASE	5161	226
PURCHASE	1211	226
PURCHASE	10000	226
PURCHASE	539	226
PURCHASE	9461	226
PURCHASE	2289	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	6034	226
PURCHASE	5716	226
PURCHASE	11750	226
PURCHASE	7621	226
PURCHASE	4129	226
PURCHASE	11750	226
PURCHASE	4121	226
PURCHASE	7629	226
PURCHASE	11750	226
PURCHASE	621	226
PURCHASE	11129	226
PURCHASE	8871	226
PURCHASE	2879	226
PURCHASE	1259	226
PURCHASE	10491	226
PURCHASE	4509	226
PURCHASE	4749	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	6501	226
PURCHASE	5249	226
PURCHASE	2181	226
PURCHASE	9569	226
PURCHASE	431	226
PURCHASE	10000	226
PURCHASE	1319	226
PURCHASE	8681	226
PURCHASE	3069	226
PURCHASE	3883	226
PURCHASE	712	226
PURCHASE	1933	226
PURCHASE	5222	226
PURCHASE	7929	226
PURCHASE	2665	226

PURCHASE	1156	226
PURCHASE	11344	226
PURCHASE	406	226
PURCHASE	11750	226
PURCHASE	11750	226
PURCHASE	1094	226
PURCHASE	1621	226
PURCHASE	9035	226
PURCHASE	6605	226
PURCHASE	5145	226
PURCHASE	11750	226
PURCHASE	5166	226
PURCHASE	6584	226
PURCHASE	11750	226
PURCHASE	1666	226
PURCHASE	10084	226
PURCHASE	9916	226
PURCHASE	1834	226
PURCHASE	3250	226
SALE	2725	226
PURCHASE	8138	226.25
PURCHASE	3505	226.25
PURCHASE	6899	226.25
PURCHASE	2246	226.25
SALE	8089	226.25
SALE	966	226.25
SALE	1715	226.25
SALE	2333	226.25
SALE	2656	226.25
SALE	924	226.25
SALE	1560	226.25
SALE	500	226.25
SALE	208	226.25
SALE	2569	226.25
PURCHASE	800	226.5
PURCHASE	4017	226.5
PURCHASE	1295	226.75
PURCHASE	3393	226.75
SALE	2951	226.75
PURCHASE	1197	227
PURCHASE	1248	227
PURCHASE	3386	227
SALE	7306	227
SALE	500	227
SALE	4250	227
SALE	2987	227
PURCHASE	2000	227.25
PURCHASE	3381	227.25
SALE	7829	227.25
SALE	2196	227.25
SALE	3175	227.25
SALE	1014	227.25
SALE	200	227.25
SALE	1664	227.25
SALE	2663	227.25
SALE	301	227.25
SALE	4350	227.25
SALE	997	227.5
SALE	1657	227.5
SALE	3292	227.5
SALE	3003	227.5
SALE	4529	227.5
SALE	2415	227.5
SALE	200	227.5
SALE	3412	227.5
SALE	2781	227.5
SALE	2822	227.5
SALE	618	227.5
SALE	4110	227.5
SALE	1842	227.5
PURCHASE	2500	227.75

PURCHASE	1500	227.75
PURCHASE	2100	227.75
SALE	2000	227.75
SALE	99	227.75
SALE	4396	227.75
SALE	997	227.75
SALE	9690	227.75
SALE	2580	227.75
SALE	715	227.75
PURCHASE	2000	228
PURCHASE	1709	228
PURCHASE	1540	228
PURCHASE	7149	228
PURCHASE	8253	228
PURCHASE	8697	228
PURCHASE	2280	228
PURCHASE	1648	228
PURCHASE	3396	228
PURCHASE	7003	228
PURCHASE	4978	228.25
SALE	3300	228.25
PURCHASE	3716	228.5
SALE	3510	228.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7568 9286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFVLFLQKBLBBD

Rule 12g3-2(b)
File nº 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Cazenove EPT Disclosure<MSY.L>
Released: 28/09/2006

RNS Number:6167J
Cazenove
28 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	27th September 2006

RECEIVED 2006 OCT 16 A 11:47 OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
4,239	£2.28p	£2.275p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	28th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys

Nature of connection (Note 6) Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKFKQKBKDCCB

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 27/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
3,437	2.265 GBP	2.265 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
9,415	2.2725 GBP	2.265 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 September 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 27/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and P on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	26 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	12,850,000	2.57%
(3) Options and agreements to purchase/sell		
Total	12,850,000	2.57%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	750,000
CFD	Long	750,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	27 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File n° 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 27/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and E on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	26 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	12,850,000	2.57%
(3) Options and agreements to purchase/sell		
Total	12,850,000	2.57%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	750,000
CFD	Long	750,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising
Product name, e.g. call option   Number of securities   Exer

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)   Details   Pric

4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.
Is a Supplemental Form 8 attached? (Note 9)   No
Date of disclosure   27 September 2C
Contact name   Sean Côt&
Telephone number   +44 207 901 833
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File nº 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 27/09/2006

RNS Number:5650J
HBOS PLC
27 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	26 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	31,328,353	(6.262%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	31,328,353	(6.262%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price 5)
Transfer Out (22/09/2006)	23,592	N/A
Sale	350,200	£2.26
Sale	4,100	£2.28

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ per u 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	27 September 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZGGZLDNVGVZM

Rule 12g3-2(b)
File nº 82-34981

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 27/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	26 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,954,583	3.59%	1,599,432	0.32%
(2) Derivatives (other than options)	1,583,758	0.32%	1,469,788	0.29%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,538,341	3.91%	3,069,220	0.61%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	18,000	2.2903
Purchase	200,000	2.2748
Purchase	3,808	Transfer
Purchase	33,378	2.2747
Purchase	16,086	2.2655
Purchase	37,300	2.2787

Sale	7,070	Transfer
Sale	2,675	2.2995
Sale	200	2.2759

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	35433	2.2777
CFD	Short	2675	2.2995
CFD	Long	16086	2.2654
CFD	Long	21734	2.2745
CFD	Long	11644	2.2750
CFD	Long	37300	2.2786
CFD	Long	18000	2.2903

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File nº 82-34981

REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 27/09/2006

RNS Number:5529J
State Street Global Advisors
27 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	26/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10735106	2.13188		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10735106	2.13188	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	8516	2.27
SELL	8662	2.27
SELL	2180	2.27

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	27/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A

Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUWUBUPQGPM

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 27/09/2006

RNS Number:5495J
UBS AG
27 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	26 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,377,505	1.67%	62,451	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,377,505	1.67%	62,451	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	5894	226 pence
PURCHASE	5411	226.25
PURCHASE	5254	226.5
PURCHASE	138	226.5
PURCHASE	4938	226.75
PURCHASE	288	226.75
PURCHASE	1100	226.75
SALE	5230	226.75
PURCHASE	4045	227
PURCHASE	1500	227
SALE	1505	227
SALE	2500	227
SALE	2500	227
SALE	3008	227
SALE	815	227
SALE	1219	227
PURCHASE	378	227.25
PURCHASE	5991	227.25
SALE	2381	227.25
SALE	2064	227.25
SALE	1393	227.25
SALE	1555	227.25
SALE	60	227.25
SALE	1576	227.25
SALE	1269	227.25
SALE	1823	227.25
SALE	1880	227.25
SALE	725	227.25
SALE	11461	227.25
SALE	3300	227.25
SALE	2300	227.25
PURCHASE	17091	227.5
PURCHASE	2989	227.5
PURCHASE	1777	227.5
PURCHASE	2751	227.5
PURCHASE	2537	227.5
PURCHASE	2699	227.5
SALE	1580	227.5
SALE	429	227.5
SALE	2500	227.5
SALE	1517	227.5
SALE	617	227.5
SALE	1737	227.5
SALE	2500	227.5
SALE	1802	227.5
SALE	1739	227.5
SALE	246	227.5
SALE	2500	227.5
SALE	1953	227.5
SALE	30	227.5
SALE	2258	227.5
SALE	851	227.5
PURCHASE	8131	227.75
PURCHASE	11439	227.75
PURCHASE	3000	227.75
SALE	1418	227.75
SALE	2342	227.75

SALE	1297	227.75
SALE	5915	227.75
SALE	855	227.75
SALE	214	227.75
SALE	1427	227.75
SALE	1665	227.75
SALE	1426	227.75
SALE	2313	227.75
PURCHASE	8741	228
PURCHASE	3300	228
SALE	66	228
SALE	1729	228
SALE	1739	228
SALE	1740	228
SALE	588	228
SALE	4630	228
SALE	3300	228
SALE	5398	228
PURCHASE	573	228.25
PURCHASE	1212	228.25
SALE	1629	228.25
SALE	688	228.25
SALE	665	228.25
SALE	2766	228.25
SALE	644	228.25
SALE	1938	228.25
SALE	3480	228.25
SALE	1688	228.25
SALE	1915	228.25
SALE	2100	228.25
SALE	1754	228.25
SALE	3300	228.25
SALE	1193	228.25
PURCHASE	10000	228.5
PURCHASE	8222	228.5
PURCHASE	864	228.5
PURCHASE	3449	228.5
PURCHASE	206	228.5
PURCHASE	400	228.5
PURCHASE	4100	228.5
PURCHASE	1084	228.5
PURCHASE	3659	228.5
SALE	3880	228.5
PURCHASE	3853	229
SALE	2203	229
PURCHASE	1776	229.25
PURCHASE	2864	229.5
SALE	1779	229.5
SALE	2774	229.5
SALE	712	229.5
SALE	701	229.5
SALE	707	229.5
SALE	1681	229.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g.	Writing, selling,	Number of securities	Exercise price	Type, e.g. American,	Expiry date	Option money paid/

call option	purchasing, varying etc.	to which the option relates (Note 7)	European etc.	received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7568 9286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFDLFLQKBLBBX

Rule 12g3-2(b)
File nº 82-34981

MISYS Search this site
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REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 27/09/2006

RNS Number:5485J
UBS Global Asset Management (UK)Ltd
27 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	26-SEP-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,583,259.00	7.7117%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,583,259.00	7.7117%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

PURCHASE	7,433.00	227P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27-SEP-2006
Contact name	PANNA GOHIL
Telephone number	020-7901-5139
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEAFNXAELKEFE

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-Cazenove EPT Disclosure<MSY.L>
Released: 27/09/2006

RNS Number:5475J
Cazenove
27 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	26th September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
22,470	£2.28p	£2.265p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
18,231	£2.2825p	£2.2775p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	27th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKOKPKBKDACB

Rule 12g3-2(b)
File nº 82-34981

MISYS Search this site
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 27/09/2006

RNS Number:5417J
Morgan Stanley Securities Ld(EPT)
27 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
289,302	2.29	2.26

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	19,610	2.27
CFD	LONG	3,000	2.28
CFD	LONG	130,341	2.27
CFD	LONG	45,000	2.28
CFD	LONG	83,583	2.28
CFD	LONG	7,768	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forr rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	27 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLIAEIDFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Misys: Holding(s) in Company <MSY.L>
Released: 26/09/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

CREDIT SUISSE SECURITIES (EUROPE) LIMITED ("CSSEL") AND CREDIT SUISSE INTERNATIONAL ("CSI")

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

NOT KNOWN

11. Date listed company informed

26.09.06

12. Total holding following this notification

CSSEL - not known

csI - not known

TOTAL -not known

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

BELOW 3.00%

14. Any additional information

On 20 September 2006 CSEL held an interest in 56,120 of the above shares by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

- Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and CSI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSSEL and CSI are interested.

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

    ANDREA GRAY

Date of notification: 26 September 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File n° 82-34981

MISYS Search this site
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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 26/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	25 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,843,843	3.57
(3) Options and agreements to purchase/sell		
Total	17,843,843	3.57

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	112,567

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File n° 82-34981

REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 26/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and P on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	25 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	11,350,000	2.27%
(3) Options and agreements to purchase/sell		
Total	11,350,000	2.27%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	600,000
CFD	Long	500,000
CFD	Long	250,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

varying etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	26 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g 3-2(b)
File 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 26/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	25 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,655,956	3.53%	1,965,341	0.39%
(2) Derivatives (other than options)	1,648,333	0.33%	1,467,707	0.29%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,304,289	3.86%	3,433,048	0.69%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	5,500	2.2950
Purchase	3,000	2.2404
Purchase	20,063	2.2568
Purchase	4,800	2.2878
Sale	1,000	2.2775
Sale	1,800	2.2775

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	19807	2.2753
CFD	Long	3000	2.2404
CFD	Long	20063	2.2568
CFD	Long	4800	2.2878
CFD	Long	5500	2.2950

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C F F

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File nº 82-34981

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS Plc
Released: 26/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
2,000	2.2855 GBP	2.2855 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 26/09/2006

RNS Number:4829J
State Street Global Advisors
26 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	25/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10737432	2.13234		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10737432	2.13234	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	36476	2.26

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	26/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUUWBUPQGGQ

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 26/09/2006

RNS Number:4794J
UBS AG
26 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	25 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,382,933	1.68%	62,451	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,382,933	1.68%	62,451	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5388	224.75 pence
PURCHASE	4695	225
SALE	4106	225
SALE	2592	225
PURCHASE	5029	225.25
PURCHASE	4985	225.25
SALE	2093	225.5
PURCHASE	6693	225.75
PURCHASE	49	225.75
SALE	4230	226
PURCHASE	1167	226.25
PURCHASE	100	226.25
PURCHASE	7715	226.5
PURCHASE	6213	226.5
SALE	2055	226.5
PURCHASE	5300	226.75
PURCHASE	1700	226.75
SALE	400	226.75
SALE	2500	226.75
SALE	6552	226.75
SALE	1700	226.75
PURCHASE	555	227.25
PURCHASE	4804	227.25
PURCHASE	5985	227.75
PURCHASE	6000	227.75
SALE	7440	228.5
SALE	563	228.5
SALE	4183	228.5
SALE	1523	228.5
SALE	1089	228.5
SALE	2990	228.5
SALE	1332	228.5
PURCHASE	400	228.75
PURCHASE	300	228.75
PURCHASE	500	228.75
PURCHASE	200	228.75
PURCHASE	1320	228.75
PURCHASE	500	228.75
PURCHASE	8097	228.75
SALE	2155	228.75
SALE	500	228.75
SALE	1507	228.75
SALE	2533	228.75
SALE	2235	228.75
SALE	7440	228.75
PURCHASE	7303	229
PURCHASE	179	229
PURCHASE	8	229
PURCHASE	246	229
PURCHASE	3624	229
PURCHASE	9316	229
SALE	6843	229
SALE	5155	230.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7568 9286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFQLFLQKBFBBB

Rule 12g3-2(b)
File 82-34981

REG-Cazenove EPT Disclosure<MSY.L>
Released: 26/09/2006

RNS Number:4749J
Cazenove
26 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	25th September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
145,000	£2.29p	£2.26p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
145,000	£2.305p	£2.26p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	26th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMAKAKBKBKDCCB

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 26/09/2006

RNS Number:4741J
Morgan Stanley Securities Ld(EPT)
26 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
682,670	2.29	2.25

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
106,285	2.30	2.26

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	35,433	2.26
CFD	LONG	10,000	2.28
CFD	LONG	500,000	2.26
CFD	LONG	50,078	2.29
CFD	LONG	37,159	2.27
CFD	LONG	50,000	2.28
CFD	SHORT	6,285	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	26 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLIARIRFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3-Misys PLC-amendment<MSY.L>
Released: 25/09/2006

RNS Number:4416J
UBS AG
25 September 2006

This announcement replaces the previous RNS announcement reference 4078J released at 11.22 on 25 September 06. Amendment made to 3.(a). All other information remains unchanged

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	22 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,372,700	1.67%	66,097	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,372,700	1.67%	66,097	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	621	228 PENCE
PURCHASE	10000	228
SALE	6	227.75
SALE	2500	227.75
SALE	1553	227.75
PURCHASE	2123	227.75
PURCHASE	1500	227.75
PURCHASE	4121	227.75
PURCHASE	4521	227.75
SALE	4620	227.75
SALE	4000	227.25
SALE	3306	226.75
SALE	3659	226.5
PURCHASE	3331	226.25
PURCHASE	669	226.25
PURCHASE	7000	226.25
SALE	2500	226
SALE	1071	225.75
SALE	4929	225.75
SALE	923	225.75
SALE	177	225.75
SALE	2500	224.5
SALE	800	224.5
PURCHASE	7090	225
SALE	2500	224.75
SALE	2500	224.75
SALE	2309	224.75
PURCHASE	1134	225.5
SALE	4729	225
SALE	700	224
PURCHASE	1134	224.25
PURCHASE	1341	224.25
PURCHASE	6666	225.25
SALE	2500	224
PURCHASE	2473	224
PURCHASE	12265	223.75
SALE	6663	223.75
SALE	1034	224
SALE	2500	224
SALE	4915	224
SALE	4799	224
PURCHASE	8645	224
PURCHASE	1386	224.5
SALE	962	224
SALE	1760	224
PURCHASE	1417	223.75
PURCHASE	1431	223.5
SALE	3067	224
SALE	2302	224
PURCHASE	3361	224.5
PURCHASE	1600	224.5
PURCHASE	302	224.5
PURCHASE	5035	224.25
PURCHASE	2565	224.25
SALE	5650	224
PURCHASE	7538	224.25

PURCHASE	7503	225
PURCHASE	8611	225
PURCHASE	1581	225
SALE	10560	226
SALE	2547	225.25
SALE	6753	226
SALE	6822	226.75
SALE	1300	227
SALE	5414	227.25
PURCHASE	8268	228
SALE	2601	228.25
PURCHASE	6102	228.5
SALE	6164	229
SALE	249	229
PURCHASE	2990	228.75
PURCHASE	2500	228.75
PURCHASE	2500	229.25
PURCHASE	2500	229.5
PURCHASE	5596	229.25
SALE	4259	230
SALE	2159	230
PURCHASE	200	229.75
PURCHASE	2900	229.75
SALE	5600	230.25
SALE	3300	231.75
PURCHASE	1541	232
PURCHASE	6898	232
SALE	10080	231.75
PURCHASE	7109	232.25
SALE	6657	232
SALE	10622	232
PURCHASE	3000	231.5
PURCHASE	3300	232
SALE	4000	232.5
PURCHASE	2500	232.75
PURCHASE	2500	232.75
PURCHASE	5371	232.75
PURCHASE	3300	232.75
SALE	5636	232
SALE	4466	230.5
SALE	5000	230.5
PURCHASE	5499	231
SALE	2195	230.5
PURCHASE	2949	230.5
PURCHASE	6686	230.75
PURCHASE	217	231
PURCHASE	5497	231
SALE	3800	231.5
SALE	6322	231
SALE	152	231
PURCHASE	1900	231
SALE	5807	230.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit

relates (Note 7) (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	25 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFVRARIEFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 25/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	22 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,731,276	3.54
(3) Options and agreements to purchase/sell		
Total	17,731,276	3.54

(b) Interests and short positions in relevant securities of the company, other than t
Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

RECEIVED
2006 OCT 16 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	205,000
CFD	Long	300,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

varying etc. | which the option relates (Note 7) | European

(ii) Exercising

Product name, e.g. call option | Number of securities | Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) | Details | Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Brencourt Advisors, LLP Rule 8.3 - Misys PLC
Released: 25/09/2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Brencourt Advisors LLP
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	22/09/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	7,232,629 (1.45%)	
(3) Options and agreements to purchase/sell		
Total	7,232,629 (1.45%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	500,000	2.247255 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25/09/06
Contact name	Enzo Linardi
Telephone number	212-313-9722
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

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REG-Polygon Global Opportunities Master Fund Rule 8.3 - MISYS Plc
Released: 25/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and P on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	22 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	10,000,000	2.00%
(3) Options and agreements to purchase/sell		
Total	10,000,000	2.00%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

RECEIVED
2006 OCT 16 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,000,000
CFD	Long	2,000,000
CFD	Long	1,100,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

varying etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	25 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

REG-Misys: Holding(s) in Company <MSY.L>
Released: 25/09/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   CREDIT SUISSE SECURITIES (EUROPE) LIMITED ("CSSEL") AND CREDIT SUISSE INTERNATIONAL ("CSI")

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    NOT KNOWN

11. Date listed company informed

    22.09.06

12. Total holding following this notification

    CSSEL - 15,206,435

    csI - 21,235

    TOTAL -15,227,670

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.04%

14. Any additional information

    On 20 September 2006 CSEL held an interest in 56,120 of the above shares by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

Those Credit Suisse companies
which are direct or indirect
holding companies of CSSEL and
CSI are, under the terms of
section 203 of the Companies
Act 1985, each interested by
attribution in any shares in
which CSSEL and CSI are
interested.

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 25 September 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File nº 82-34981

REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 25/09/2006

RNS Number:4209J
State Street Global Advisors
25 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	22/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10773908	2.13959		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10773908	2.13959	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1347	2.30
SELL	8813	2.31

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	25/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUQWBUPQGWA

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 25/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
209,745	2.315 GBP	2.305 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
214,496	2.315 GBP	2.25875 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25 September 2006
Contact name	Ricky Crump
Telephone number	020 7777 0424
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2(b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 25/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	22 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,625,393	3.52%	1,993,204	0.40%
(2) Derivatives (other than options)	1,676,196	0.34%	1,482,014	0.30%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,301,589	3.86%	3,475,218	0.69%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	80,814	2.2566
Purchase	3,021	2.2455
Purchase	40,896	2.2652
Purchase	3,000	2.2655
Sale	36,331	2.2772
Sale	6,600	2.3275

Sale	25,576	2.3070
Sale	2,000	2.2663
Sale	3,000	2.3070

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	36331	2.2771
CFD	Short	30417	2.2804
CFD	Short	28576	2.3070
CFD	Short	6600	2.3275
CFD	Long	3021	2.2454
CFD	Long	80814	2.2566
CFD	Long	40896	2.2651
CFD	Long	3000	2.2654

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 25/09/2006

RNS Number:4078J
UBS AG
25 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	22 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,372,700	1.67%	66,097	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,372,700	1.67%	66,097	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBBGDCGDDGGLU

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 25/09/2006

RNS Number:4072J
Morgan Stanley Securities Ld(EPT)
25 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
468,069	2.32	2.23

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
431,888	2.32	2.23

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	33,832	2.31
CFD	LONG	32,332	2.25
CFD	LONG	93,827	2.26
CFD	LONG	8,000	2.24
CFD	LONG	250,000	2.25
CFD	LONG	50,078	2.28
CFD	SHORT	242,661	2.27
CFD	SHORT	1,000	2.31
CFD	SHORT	6,352	2.31

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	25 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLLARIEFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Cazenove EPT Disclosure<MSY.L>
Released: 25/09/2006

RNS Number:4038J
Cazenove
25 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	22nd September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
577,721	£2.32p	£2.2375p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
577,721	£2.3225p	£2.24p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	25th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKPKQKBKDACB

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 22/09/2006

FOR IMMEDIATE RELEASE
22 SEPTEMBER 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 22 September 2006 it had 500,320,133 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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About Us | Investors | Media | Business Areas | Contacts |

REG-Misys: Treasury Stock <MSY.L>
Released: 22/09/2006

Transfer of Shares held in Treasury
Misys plc announces that on 22 September 2006 it transferred to participants in its employee share schemes, 9,185 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as Treasury shares.
Misys plc further announces that on the same date it transferred to the Trustee of the Misys Employees Share Trust, on behalf of participants in its employee share schemes, 29,999 ordinary shares at prices between 175p and 184p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,406,903 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,320,133.
22.09.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336 Mob: +44 (0 7989 017 979 Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305 Mob: +44 (0) 7957 807721 Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327 Mob: +44 (0) 7921 910914 Email: josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b)
File 82-34981

REG-Polygon Global Opportunities Master Fund Rule 8.3 - Misys Plc
Released: 22/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and F on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	5,900,000	1.18%
(3) Options and agreements to purchase/sell		
Total	5,900,000	1.18%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	3,322,378

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	22 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 22/09/2006

RNS Number:3639J
State Street Global Advisors
22 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	21/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10781374	2.14107		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10781374	2.14107	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	42082	2.32
SELL	88735	2.32

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	22/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUGWBUPQGAP

REG-Brencourt Advisors, LLP Rule 8.3 - Misys PLC
Released: 22/09/2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Brencourt Advisors LLP
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	21/09/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	6,732,629 (1.35%)	
(3) Options and agreements to purchase/sell		
Total	6,732,629 (1.35%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	2,000,000	2.3354 GBP
CFD	Long	250,000	2.32 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)		NO
Date of disclosure	22/09/06	
Contact name	Enzo Linardi	
Telephone number	212-313-9722	
If a connected EFM, name of offeree/offeror with which connected	N/A	
If a connected EFM, state nature of connection (Note 10)	N/A	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
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REG-Citadel Investment Group (Europe) Ltd Rule 8.3 - Misys Plc
Released: 22/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Citadel Investment Group (Europe) Lim
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p Ordinary Shares
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	3,281,275	0.006%
(3) Options and agreements to purchase/sell		
Total		

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	1,996,302
CFD	Short	810,000
CFD	Long	1500

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 September 20
Contact name	Tom Noble
Telephone number	02076459769
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, state nature of connection (Note 10)	n/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Citadel Investment Group (Europe) Ltd

Rule 12g3-2(b)
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REG-Davidson Kempner European Partners, LLP Rule 8.3 - Misys PLC
Released: 22/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	21 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	4,705,190	.94%
(3) Options and agreements to purchase/sell		
Total	4,705,190	.94%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	SHORT	3,500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8) Details Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.
None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 September 2C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(b)
File 82-34981

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REG-Polygon Global Opportunities Master Fund Rule 8.3 - Misys Plc
Released: 22/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Polygon Investment Partners LLP and P on behalf of Polygon Global Opportuni
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 1p
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	5,900,000	1.18%
(3) Options and agreements to purchase/sell		
Total	5,900,000	1.18%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

RECEIVED
2006 OCT 16 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	3,322,378

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	No
Date of disclosure	22 September 2C
Contact name	Sean Côt&
Telephone number	+44 207 901 833
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Polygon Global Opportunities Master Fund

Rule 12g3-2(b)
File 82-34981

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 22/09/2006

RNS Number:3536J
Cheyne Capital Management Limited
22 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	20 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	10,957,834	2.19%		
(3) Options and agreements to purchase/sell				
Total	10,957,834	2.19%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per un

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric
CFD	Short/sale	500,000	232.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 September 2006
Contact name	Simon James
Telephone number	020 7031 7560

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUPCBUPQGWP

Rule 12g3-2(b)
File 82-34981

REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 22/09/2006

RNS Number:3502J
Societe Generale Asset Mngmt UK Ld
22 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Societe Generale Asset Management UK Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number (%)
(1) Relevant securities	9,771,097	(1.95%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	9,771,097	(1.95%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number (%)
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	150,000	2.34 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 September 2006
Contact name	Noeline Brookshaw
Telephone number	020 7090 2605
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAANAADNKEFE

Rule 12g3-2(b)
File 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 22/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,571,169	3.51%	2,021,490	0.40%
(2) Derivatives (other than options)	1,704,482	0.34%	1,484,493	0.30%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,275,651	3.85%	3,505,983	0.70%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	1,500	2.3379
Purchase	34,934	2.3329
Purchase	3,808	Transfer
Purchase	10,900	2.3375
Sale	11,000	2.3525
Sale	1,000	2.3438

Sale	2,051	2.3275
Sale	18,380	2.3195

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	18380	2.3195
CFD	Short	11000	2.3525
CFD	Long	16838	2.3222
CFD	Long	10900	2.3375
CFD	Long	1500	2.3378
CFD	Long	18096	2.3427

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2(6)
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REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 22/09/2006

RNS Number:3435J
HBOS PLC
22 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	31,706,245	(6.338%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	31,706,245	(6.338%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	663,499	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 22 September 2006

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGGGZLZZVGVZM

Rule 12g3-2(b)
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 22/09/2006

RNS Number:3406J
Morgan Stanley Securities Ld(EPT)
22 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
2,418,447	2.35	2.31

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
212,945	2.34	2.31

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	73,442	2.32
CFD	LONG	23,836	2.34
CFD	LONG	8,000	2.32
CFD	LONG	2,000,000	2.34
CFD	LONG	313,169	2.32

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	22 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLAVIFFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Cazenove EPT Disclosure<MSY.L>
Released: 22/09/2006

RNS Number:3401J
Cazenove
22 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	21st September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,687,500	£2.33p	£2.31p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,687,500	£2.34p	£2.315p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	22nd September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys

Nature of connection (Note 6) | Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKBKNDBKDOCB

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Legal&Gen Inv Mgmnt Rule 8.3- Misys Plc<MSY.L>
Released: 22/09/2006

RNS Number:3382J
Legal & General Investment Mgmnt Ld
22 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	21 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,304,007	3.85%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,304,007	3.85%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

RECEIVED

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	74,046	GBP 2.3213

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	22 September 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUWUBUPQGGP

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 22/09/2006

RNS Number:3371J
UBS AG
22 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	21 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,373,399	1.67%	71,684	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,373,399	1.67%	71,684	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	800	231.25 pence
SALE	1697	231.25
SALE	800	231.25
PURCHASE	10369	231.5
PURCHASE	7926	231.5
SALE	374	231.75
SALE	1827	231.75
SALE	1534	231.75
SALE	98	231.75
SALE	12282	231.75
PURCHASE	10000	232
PURCHASE	1634	232
PURCHASE	3366	232
PURCHASE	9566	232
PURCHASE	5434	232
PURCHASE	15000	232
PURCHASE	15000	232
PURCHASE	2544	232
PURCHASE	12456	232
PURCHASE	15000	232
PURCHASE	5484	232
PURCHASE	9516	232
PURCHASE	2248	232
PURCHASE	12752	232
PURCHASE	15000	232
PURCHASE	15000	232
PURCHASE	2617	232
SALE	5484	232
SALE	7393	232
SALE	54	232
SALE	3695	232
SALE	1741	232
SALE	827	232
SALE	346	232
PURCHASE	4233	232.25
PURCHASE	2000	232.25
PURCHASE	3212	232.25
SALE	649	232.25
SALE	2500	232.25
SALE	5000	232.25
SALE	1574	232.25
SALE	543	232.25
SALE	2500	232.25
SALE	500	232.25
SALE	500	232.25
PURCHASE	1570	232.5
PURCHASE	1987	232.5
PURCHASE	4484	232.5
PURCHASE	2249	232.5

PURCHASE	600	232.5
PURCHASE	1558	232.5
PURCHASE	4440	232.5
SALE	725	232.5
SALE	2500	232.5
SALE	7320	232.5
SALE	3300	232.5
PURCHASE	100	232.75
PURCHASE	3142	232.75
PURCHASE	100	232.75
PURCHASE	2853	232.75
PURCHASE	6194	232.75
SALE	1046	232.75
SALE	4958	232.75
SALE	2000	232.75
SALE	1301	232.75
SALE	1092	232.75
SALE	1262	232.75
PURCHASE	2739	233
PURCHASE	2418	233
PURCHASE	5396	233
PURCHASE	2391	233
SALE	7760	233
SALE	1016	233
SALE	984	233
SALE	7521	233
SALE	87	233
SALE	374	233
SALE	1993	233.25
SALE	796	233.25
SALE	2542	233.25
SALE	632	233.25
SALE	1	233.25
PURCHASE	2248	233.5
PURCHASE	3888	233.5
SALE	69	233.5
PURCHASE	725000	233.7335
PURCHASE	2795	233.75
PURCHASE	2286	233.75
PURCHASE	2184	233.75
SALE	870	233.75
SALE	839	233.75
SALE	849	233.75
PURCHASE	1761	234
PURCHASE	5180	234
PURCHASE	4809	234
PURCHASE	3236	234
PURCHASE	8514	234
PURCHASE	2600	234
PURCHASE	2298	234
PURCHASE	6852	234
PURCHASE	5830	234
PURCHASE	4925	234
PURCHASE	995	234
PURCHASE	11750	234
PURCHASE	11750	234
PURCHASE	4500	234
PURCHASE	11750	234
PURCHASE	10000	234
PURCHASE	1750	234
PURCHASE	11750	234
PURCHASE	11750	234
PURCHASE	11750	234
PURCHASE	11750	234
PURCHASE	4500	234
SALE	823	234
PURCHASE	1594	234.25
SALE	314	234.5
SALE	7320	234.5
SALE	840	234.5
SALE	1441	234.5

PURCHASE	4295	234.75
PURCHASE	1180	234.75
PURCHASE	748	234.75
SALE	748	234.75
SALE	859	234.75
SALE	637	235.25
SALE	511	235.25
SALE	511	235.25
PURCHASE	5600	235.5
SALE	1250	235.75
SALE	786	235.75
PURCHASE	3499	236

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBLLFLQKBZBBD

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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About Us | Investors | Media | Business Areas | Contacts |

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 21/09/2006

RNS Number:3051J
State Street Global Advisors
21 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	20/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10828027	2.15033		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10828027	2.15033	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1928	2.34
BUY	16158	2.34
SELL	1928	2.34

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	21/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A

Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUQWBUPQGAG

Rule 12g3-2(b)
File 82-34981

MISYS | Search this site
Home > Investors > Announcements

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 21/09/2006

RNS Number:2977J
UBS AG
21 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	20 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,339,022	1.47%	46,207	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,339,022	1.47%	46,207	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4869	233.25 PENCE
PURCHASE	8400	232.75
PURCHASE	1000	232.75
PURCHASE	1426	232.75
PURCHASE	3663	232.75
SALE	1500	232.75
PURCHASE	5600	232.75
PURCHASE	4383	233
SALE	1100	232.25
SALE	230	232.75
SALE	125	232.75
SALE	7131	232.75
SALE	6028	232.75
PURCHASE	71	232.75
PURCHASE	899	233
PURCHASE	6304	233
PURCHASE	6020	233.25
SALE	7320	232.75
SALE	652	232.75
SALE	7320	232.75
SALE	3263	232.75
PURCHASE	6472	233
PURCHASE	5586	233.25
SALE	6066	233.75
PURCHASE	5375	234.25
PURCHASE	899	234.25
SALE	644	234.25
SALE	5334	234.25
SALE	1775	234.25
SALE	200	234.25
PURCHASE	5290	234.5
PURCHASE	4000	233.5
PURCHASE	6258	233.5
PURCHASE	635	233.5
SALE	3300	233.75
PURCHASE	1052	234
PURCHASE	200	234
SALE	3840	234.25
SALE	1382	234
SALE	3733	233.75
SALE	1350	233.75
PURCHASE	7520	234
SALE	5487	235
PURCHASE	2000	235.25
PURCHASE	6000	235.25
PURCHASE	5966	234.75
PURCHASE	2000	234.75
PURCHASE	34	234.75
PURCHASE	1694	235
PURCHASE	536	235
SALE	257	234.5
SALE	4848	234.5
PURCHASE	107	234.5
SALE	1748	234.75
PURCHASE	1800	235
PURCHASE	3000	235
PURCHASE	6000	234.75
PURCHASE	2893	234.75
SALE	954	234.25
SALE	4065	234.25
PURCHASE	926	234
PURCHASE	4087	234

PURCHASE	3200	234.75
PURCHASE	1000	234.75
PURCHASE	2778	234.5
PURCHASE	3222	234.5
PURCHASE	5131	234.5
SALE	3222	234.5
SALE	5018	234.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure 21 SEPTEMBER 2006

Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXFLFLQKBEBBB

REG-Morgan Stanley Secs. EPT Disclosure - Amendment<MSY.L>
Released: 21/09/2006

RNS Number:2890J
Morgan Stanley Securities Ld(EPT)
21 September 2006

AMENDMENT TO ANNOUNCEMENT 2194J RELEASED AT 11:45 ON 20 SEPTEMBER 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
509,450	2.33	2.29

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
233,113	2.32	2.29

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	24,414	2.30
CFD	LONG	16,000	2.31
CFD	LONG	92,114	2.32
CFD	SHORT	31,891	2.32
CFD	SHORT	178,619	2.30

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	21 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDGDCLBDGGLB

Rule 12g 3-2(b)
File 82-34981

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 21/09/2006

RNS Number:2893J
Morgan Stanley Securities Ld(EPT)
21 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
1,023,301	2.35	2.31

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	10,591	2.34
CFD	LONG	7,077	2.33
CFD	LONG	43,100	2.34
CFD	LONG	22,187	2.34

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

Date of disclosure	21 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLFATILFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 21/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	20 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,552,458	3.51%	2,057,924	0.41%
(2) Derivatives (other than options)	1,740,916	0.35%	1,502,973	0.30%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,293,374	3.86%	3,560,897	0.71%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	38,600	2.3311
Purchase	3,000	2.3255
Purchase	11,472	2.3275
Purchase	3,808	Transfer
Sale	2,000	2.3209
Sale	1,500	2.3259

Sale	7,196	2.3420
Sale	7,983	2.3260
Sale	3,000	2.3345
Sale	14,522	2.3380

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	3000	2.3345
CFD	Short	14522	2.3379
CFD	Short	7196	2.3420
CFD	Long	3000	2.3254
CFD	Long	11472	2.3275
CFD	Long	38600	2.3311

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS Plc
Released: 21/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
9,296	2.31 GBP	2.31 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-Misys: Holding(s) in Company <MSY.L>
Released: 21/09/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    20.09.06

12. Total holding following this notification

    20,509,408 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    4.10%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

MATT ARMITAGE

Date of notification: 21 SEPTEMBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File n° 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Misys: Holding(s) in Company <MSY.L>
Released: 21/09/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

20.09.06

12. Total holding following this notification

MATERIAL - 30,786,037

NON-MATERIAL - 57,470,802

TOTAL -88,256,839

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

17.64%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 21 September 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 19September 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,710,841
UBS Fund Services (Luxembourg) SA	13,948,987
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,479,850
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,341,647
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	446,745
Sub Total	57,470,802
Material Interest	
UBS AG London Branch	27,158,524
UBS Global Asset Management (Life) Ltd	3,627,513
Sub Total	30,786,037
TOTAL	88,256,839

END

Rule 12g3-2(b)
File nº 82-34891

MISYS Search this site
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REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 20/09/2006

RNS Number:2411J
State Street Global Advisors
20 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	19/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10811869	2.14712		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10811869	2.14712	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	117287	2.32

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	20/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUAWBUPQGAU

Rule 12g3-2(b)
File 82-34981

REG-Citadel Investment Group (Europe) Ltd Rule 8.3 - Misys Plc
Released: 20/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Citadel Investment Group (Europe) Lin
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p Ordinary Shares
Date of dealing	19 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	6,087,577	1.21%
(3) Options and agreements to purchase/sell		
Total		

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric
Purchase	837,577	2.29
	300,000	2.3
Purchase		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option | Number of securities | Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) | Details | Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 September 2C
Contact name	Tom Noble
Telephone number	02076459769
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, state nature of connection (Note 10)	n/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Citadel Investment Group (Europe) Ltd

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 20/09/2006

RNS Number:2399J
Cheyne Capital Management Limited
20 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	19 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	11,457,834	2.29%		
(3) Options and agreements to purchase/sell				
Total	11,457,834	2.29%		

RECEIVED 2006 OCT 16 A 1:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per un

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric
CFD	Short/sale	1,320,000	229.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 September 2006
Contact name	Simon James
Telephone number	020 7031 7560

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUURPBUPQGAU

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Citadel Investment Group (Europe) Ltd Rule 8.3 - Misys Plc
Released: 20/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Citadel Investment Group (Europe) Lim
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p Ordinary Shares
Date of dealing	19 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	6,087,577	1.21%
(3) Options and agreements to purchase/sell		
Total		

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric
Purchase	837,577	2.29
	300,000	2.3
Purchase		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option Number of securities Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 September 2C
Contact name	Tom Noble
Telephone number	02076459769
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, state nature of connection (Note 10)	n/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Citadel Investment Group (Europe) Ltd

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 20/09/2006

RNS Number:2248J
UBS AG
20 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	19 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,339,022	1.47%	86,873	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,339,022	1.47%	86,873	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	829	229.5 PENCE
SALE	3361	230
PURCHASE	5760	229.5
SALE	1904	230.25
PURCHASE	814	230.25
PURCHASE	7500	230
PURCHASE	2500	230
PURCHASE	2681	230
PURCHASE	2000	230
PURCHASE	1500	230
PURCHASE	9629	230
PURCHASE	4057	230
PURCHASE	5688	230.25
PURCHASE	822	230.75
SALE	7613	231
PURCHASE	825	231.5
SALE	3236	230.75
PURCHASE	996	231
PURCHASE	400	231
PURCHASE	1416	231
SALE	2300	230.75
SALE	5941	230.75
PURCHASE	855	230.75
SALE	855	230.75
SALE	1773	230.75
SALE	3084	230.75
SALE	2690	230.75
SALE	6000	230
PURCHASE	829	230
SALE	7288	229.75
SALE	3000	229.75
SALE	4633	230
PURCHASE	2914	230
PURCHASE	4633	230
SALE	1367	230
SALE	1100	230
SALE	3000	230
PURCHASE	5000	230
PURCHASE	3674	230
PURCHASE	6246	230
PURCHASE	3889	230
SALE	5100	230
SALE	900	230
SALE	4600	230.25
SALE	8336	229.75
SALE	6000	230
SALE	3700	230.25
SALE	5100	230.5
SALE	1649	230.5
SALE	1447	230.5
SALE	1553	230.5
SALE	781	230.5
PURCHASE	814	230.5
SALE	753	230.5
SALE	2983	230.5
SALE	1805	230.5
SALE	717	230.5
SALE	4000	230.5
SALE	4604	230.75

SALE	969	230.75
SALE	1396	230.75
SALE	2031	230.75
PURCHASE	4344	231.25
PURCHASE	7400	231.25
PURCHASE	135	231.25
PURCHASE	1797	231.25
SALE	2098	232
SALE	3902	232
SALE	1000	232
SALE	1784	231.75
SALE	1216	231.75
SALE	5450	232
SALE	550	232
SALE	1510	232
SALE	490	232
SALE	1000	232
SALE	4376	232.75
SALE	2000	232.75
SALE	493	232.75
SALE	9868	233
PURCHASE	1195	232.75
PURCHASE	1726	232.75
SALE	4086	231.75
PURCHASE	1877	231.75
SALE	2330	232.5
PURCHASE	844	232.5
PURCHASE	1389	232.5
PURCHASE	5000	232.5
SALE	6607	232
PURCHASE	829	232
SALE	2328	231.75
SALE	3322	232.75
SALE	3300	232.75
PURCHASE	1100	232.5
PURCHASE	823	232.75
PURCHASE	818	232.25
PURCHASE	530	232.25
PURCHASE	1994	232.25
PURCHASE	2300	232.25
PURCHASE	414	232.25
SALE	7067	232
PURCHASE	1842	231.75
PURCHASE	2150	231.75
PURCHASE	399	231.5
PURCHASE	2700	231.5
PURCHASE	2317	231.5
SALE	5582	231.5
PURCHASE	848	231.5
SALE	6253	231.5
PURCHASE	4287	231.25
PURCHASE	2000	231.25
PURCHASE	6036	232
PURCHASE	1762	232.25
SALE	3300	232.5
PURCHASE	1900	232.5
SALE	1312	232.5
SALE	1900	232.5
SALE	3239	232.5
SALE	2396	232.5
SALE	6000	232.25
SALE	5747	232
SALE	253	232
SALE	4487	232
SALE	1635	232
SALE	4165	232
PURCHASE	5515	231.75
SALE	4959	231.75
SALE	1041	231.75
SALE	3000	231.75
PURCHASE	2036	231.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	20 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection	N/A

(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXBLFLQKBXBBB

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 20/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	19 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,531,779	3.50%	2,069,396	0.41%
(2) Derivatives (other than options)	1,752,388	0.35%	1,486,091	0.30%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,284,167	3.85%	3,555,487	0.71%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	19,520	2.3074
Sale	528	2.3006
Sale	2,476	2.2945
Sale	2,000	2.3013
Sale	40,980	2.3149

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	2476	2.2945
CFD	Short	40980	2.3149
CFD	Long	943	2.3002
CFD	Long	18577	2.3077

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C P P

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 20/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
22,995	2.319 GBP	2.319 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
22,995	2.320 GBP	2.3175 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 20/09/2006

RNS Number:2194J
Morgan Stanley Securities Ld(EPT)
20 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
509,450	2.33	2.29

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
220,365	2.32	2.29

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	24,414	2.3C
CFD	LONG	16,000	2.31
CFD	LONG	92,114	2.32
CFD	SHORT	31,891	2.32
CFD	SHORT	178,619	2.3C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	20 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSLAEIIFIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-GAM Intnl Man Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 20/09/2006

RNS Number:2136J
GAM International Management Ltd
20 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	GAM INTERNATIONAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	CFD
Date of dealing	19 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities			650,000	
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total			650,000	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,091,058	(1.62%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	SOLD SHORT	150,000	2.3017 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 20 SEPTEMBER 2006

Contact name BARBARA HALL

Telephone number 020 7917 2356

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBGGDCISDGGLG

REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 20/09/2006

RNS Number:2182J
HBOS PLC
20 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	19 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,369,744	(6.470%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,369,744	(6.470%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	21,685	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 September 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUCPBUPQGGU

Rule 12g3-2(b)
File no 82-34981

REG-GAM Intnl Man Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 20/09/2006

RNS Number:2128J
GAM International Management Ltd
20 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	GAM INTERNATIONAL MANAGEMENT LTD
Company dealt in	MISYS LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	CFD
Date of dealing	18 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities	8,091,058	(1.62%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	SOLD SHORT	500,000	2.2779 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20 SEPTEMBER 2006
Contact name	BARBARA HALL
Telephone number	020 7917 2356
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBGGDCUSDGGLG

REG-UBS GAM Switzerland Rule 8.3- Misys Plc<MSY.L>
Released: 20/09/2006

RNS Number:2078J
UBS Global Asset Mgmnt. Switzerland
20 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	19th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	21,168,831	3.8368%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,168,831	3.8368%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sales	72,845	GBP 2.3171

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	20th September 2006
Contact name	Zeljko Rudonjic /PS
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETPUUBUBUPQUBU

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 20/09/2006

RNS Number:1980J
Cheyne Capital Management Limited
19 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	18 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	12,777,834	2.56%		
(3) Options and agreements to purchase/sell				
Total	12,777,834	2.56%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

- Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	1,680,000	229.7

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 September 2006
Contact name	Vicky Macleod
Telephone number	020 7031 7537
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUWABUPQGRB

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 19/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	18 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,226,276	3.44
(3) Options and agreements to purchase/sell		
Total	17,226,276	3.44

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	500,000
CFD	Long	500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

varying etc. which the option relates (Note 7) European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 19/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	18 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,558,243	3.51%	2,088,916	0.42%
(2) Derivatives (other than options)	1,771,908	0.35%	1,529,547	0.31%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,330,151	3.86%	3,618,463	0.72%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	271	2.3004
Purchase	11,967	2.2902
Purchase	25,576	2.2780
Purchase	26,200	2.3038
Purchase	109,069	2.2931
Purchase	13,500	2.2925

Sale	7,854	2.2879
Sale	795	2.3095
Sale	40,174	2.2978

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	7854	2.2878
CFD	Short	40174	2.2978
CFD	Short	795	2.3095
CFD	Long	25576	2.2779
CFD	Long	11967	2.2901
CFD	Long	13500	2.2925
CFD	Long	109069	2.2931
CFD	Long	271	2.3004
CFD	Long	8565	2.3016
CFD	Long	26200	2.3037

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 19/09/2006

RNS Number:1673J
HBOS PLC
19 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	15 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,391,429	(6.475%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,391,429	(6.475%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	500	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 September 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETKGGMLFLFGVZM

Rule 12g3-2(b)
File n° 82-34981

MISYS Search this site
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REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 19/09/2006

RNS Number:1615J
Societe Generale Asset Mngmt UK Ld
19 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Societe Generale Asset Management UK Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord
Date of dealing	18 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,921,097	(1.98%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,921,097	(1.98%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	70,000	2.31 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19 September 2006

Contact name Noeline Brookshaw

Telephone number 020 7090 2605

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAANNFDAKEFE

Rule 12g3-2(b)
File no 82-34981

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 19/09/2006

RNS Number:1556J
Morgan Stanley Securities Ld(EPT)
19 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
469,017	2.33	2.26

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
549,960	2.31	2.27

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	8,495	2.3C
CFD	LONG	55,000	2.29
CFD	LONG	240,544	2.3C
CFD	LONG	50,000	2.28
CFD	LONG	774	2.28
CFD	SHORT	19,096	2.28
CFD	SHORT	309,570	2.28
CFD	SHORT	42,108	2.28
CFD	SHORT	79,186	2.3C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	19 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFVLAAIALIR

Rule 12g3-2(b)
File 82-34981

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REG-Cazenove EPT Disclosure<MSY.L>
Released: 19/09/2006

RNS Number:1549J
Cazenove
19 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	18th September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,500,000	£2.30p	£2.30p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,500,000	£2.3025p	£2.2975p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	19th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMAKCKNDBKDDCD

Rule 12g3-2(b)
File n° 82-34981

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 19/09/2006

RNS Number:1540J
UBS AG
19 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	18 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,401,722	1.48%	56,536	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,401,722	1.48%	56,536	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	3654	227 pence
PURCHASE	9000	227
PURCHASE	1500	227
SALE	1625	227
PURCHASE	2471	228
PURCHASE	956	228
PURCHASE	715	228
PURCHASE	4753	228
SALE	2471	228
SALE	1200	228
SALE	6365	228
PURCHASE	7500	228.25
PURCHASE	1001	228.25
PURCHASE	1074	228.25
PURCHASE	4462	228.25
PURCHASE	5000	228.25
PURCHASE	7500	228.5
PURCHASE	1213	228.5
PURCHASE	3946	228.5
PURCHASE	5355	228.5
PURCHASE	2576	228.5
PURCHASE	5000	228.5
PURCHASE	1732	228.5
PURCHASE	3307	228.5
PURCHASE	2481	228.5
PURCHASE	212	228.5
SALE	212	228.5
SALE	1760	228.5
PURCHASE	858	228.75
PURCHASE	836	228.75
PURCHASE	1164	228.75
PURCHASE	2546	228.75
PURCHASE	454	228.75
PURCHASE	3800	228.75
PURCHASE	98	228.75
PURCHASE	6000	228.75
PURCHASE	2	228.75
SALE	9962	228.75
SALE	93	228.75
SALE	1900	228.75
SALE	1200	228.75
SALE	2974	228.75
SALE	1986	228.75
PURCHASE	10000	229
PURCHASE	2684	229
PURCHASE	2000	229
PURCHASE	4000	229
PURCHASE	753	229
PURCHASE	5247	229
SALE	2029	229
PURCHASE	981	229.25
PURCHASE	6000	229.25
SALE	981	229.25
SALE	2305	229.25
PURCHASE	2502	229.75
PURCHASE	1695	229.75
PURCHASE	978	229.75
PURCHASE	984	229.75
SALE	1032	229.75
SALE	900	229.75
SALE	2012	229.75
SALE	1200	229.75

SALE	1770	229.75
SALE	978	229.75
PURCHASE	1065	230
PURCHASE	129	230
PURCHASE	3195	230
PURCHASE	1376	230
PURCHASE	2111	230
PURCHASE	3319	230
PURCHASE	644	230
PURCHASE	64	230
PURCHASE	1715	230
PURCHASE	916	230
SALE	1793	230
SALE	60	230
SALE	7621	230
SALE	10000	230
SALE	811	230
SALE	2114	230
SALE	1864	230
SALE	644	230
SALE	1932	230
SALE	800	230
SALE	1449	230
PURCHASE	1097	230.25
PURCHASE	7721	230.25
PURCHASE	5413	230.25
SALE	2975	230.25
PURCHASE	1058	230.5
PURCHASE	639	230.5
SALE	302	230.5
SALE	315	230.5
SALE	1058	230.5
SALE	2332	230.5
SALE	2445	230.5
SALE	4900	230.5
SALE	2224	230.5
SALE	1500	230.5
PURCHASE	1326	230.75
PURCHASE	963	231
PURCHASE	186	231
PURCHASE	6371	231
PURCHASE	86	231
PURCHASE	294	231
SALE	6000	231
SALE	1263	231
SALE	6180	231
SALE	1848	231
SALE	708	231
SALE	1987	231
SALE	2516	231
SALE	1932	231
SALE	405	231
PURCHASE	1040	231.25
PURCHASE	935	231.25
PURCHASE	896	231.25
PURCHASE	1507	231.25
SALE	4557	231.25
SALE	935	231.25
SALE	896	231.25
SALE	1932	231.25
SALE	1932	231.25
SALE	68	231.25
SALE	1932	231.25
PURCHASE	2748	231.5
PURCHASE	700	231.5
PURCHASE	9534	231.5
PURCHASE	2260	231.5
PURCHASE	1768	231.5
PURCHASE	6255	231.5
SALE	700	231.5
SALE	4280	232

SALE	4173	232
SALE	1553	232.75
PURCHASE	858	233.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFKLFFQKBLBBQ

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-UBS GAM Switzerland Rule 8.3- Misys PLC - Amendmt<MSY.L>
Released: 19/09/2006

RNS Number:1045J
UBS Global Asset Mgmnt. Switzerland
18 September 2006

The 'Rule 8 - Misys PLC' announcement released on 18/09/2006 at 14:56 under RNS No 1045J has been amended.

Amendments are identified with an asterisk (*).

The full amended text is shown below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	15th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	* 21,069,190	* 3.8188%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	* 21,069,190	* 3.8188%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	500,000 shares	GBP 2.3355
Sale		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 18th September 2006

Contact name Zeljko Rudonjic /PS

Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUWWBUPQGUB

Rule 12g3-2(b)
File nº 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-UBS GAM Switzerland Rule 8.3- Misys PLC<MSY.L>
Released: 19/09/2006

RNS Number:1475J
UBS Global Asset Mgmnt. Switzerland
19 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	18th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	21,241,676	3.8500%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,241,676	3.8500%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	172,486 shares	GBP 2.3023

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19th September 2006
Contact name	Zeljko Rudonjic /PS
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUWWBUPQGUB

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS Plc
Released: 19/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
20,920	2.332 GBP	2.315 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
21,487	2.315 GBP	2.315 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 18/09/2006

RNS Number:1291J
State Street Global Advisors
18 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	15/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10929156	2.17042		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10929156	2.17042	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	5248	2.33

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	18/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGUUCABUPQGMR

Rule ~~82~~ 12g3-2(b)
File 82-34981

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 18/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	15 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	16,226,276	3.24
(3) Options and agreements to purchase/sell		
Total	16,226,276	3.24

(b) Interests and short positions in relevant securities of the company, other than t
Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	510,312

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-UBS GAM Switzerland Rule 8.3- Misys PLC<MSY.L>
Released: 18/09/2006

RNS Number:1045J
UBS Global Asset Mgmnt. Switzerland
18 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	15th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	21,275,123	3.8561%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	21,275,123	3.8561%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	500,000 shares	GBP 2.3355

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18th September 2006
Contact name	Zeljko Rudonjic /PS
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGUUBWBUPQGCR

Rule 12g3-2(b)
File 82-34981

REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 18/09/2006

RNS Number:0958J
Societe Generale Asset Mngmt UK Ld
18 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

SOCIETE GENERALE ASSET MANAGEMENT UK LIMITED

Company dealt in

MISYS PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

ORD

Date of dealing

15 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	9,991,097	(2.00%)		

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total 9,991,097 (2.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,122,088	2.33 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities	Exercise price	Type, e.g.	Expiry date	Option money

call option	purchasing, varying etc.	to which the option relates (Note 7)	American, European etc.	paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 SEPTEMBER 2006
Contact name	NOELINE BROOKSHAW
Telephone number	020 7090 2605
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAANPFLNKEFE

Rule 12g3-2(b)
File 82-34981

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 18/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	15 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,420,483	3.48%	2,128,798	0.43%
(2) Derivatives (other than options)	1,811,790	0.36%	1,423,104	0.28%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,232,273	3.84%	3,551,902	0.71%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	26,400	2.3350
Purchase	4,308	2.3230
Purchase	35,041	2.3350
Purchase	5,712	Transfer
Purchase	7,600	2.3304
Purchase	18,725	2.3289

Purchase	11,581	2.3355
Sale	103,130	2.3345
Sale	2,000	2.3311
Sale	9,628	2.3350
Sale	245	2.3240
Sale	50,482	2.3350
Sale	1,520	2.3280
Sale	1,819	2.3450
Sale	3,000	2.3220
Sale	1,450	2.3336
Sale	5,824	2.3350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	3000	2.3220
CFD	Short	103130	2.3345
CFD	Long	4308	2.3229
CFD	Long	10131	2.3286
CFD	Long	18725	2.3288
CFD	Long	7600	2.3303
CFD	Long	35041	2.3349
CFD	Long	26400	2.3350
CFD	Long	11581	2.3354

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS Plc
Released: 18/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS
BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number (%)	Short Number (%)
(1) Relevant securities	0 (0.00%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	0 (0.00%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Purchase	10,129	2.334189 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8)		YES/NO
Date of disclosure	18 September 2006	
Contact name	Shoaib Shaikh	
Telephone number	020 7777 0423	
Name of offeree/offeror with which connected	MISYS Plc	
Nature of connection (Note 9)	2	

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File no 82-34981

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 18/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
7,583	2.34075 GBP	2.3165 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
6,410	2.34 GBP	2.34 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File no 82-34981

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 18/09/2006

RNS Number:0865J
UBS AG
18 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	15 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,373,322	1.47%	87,424	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,373,322	1.47%	87,424	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	488	232 pence
PURCHASE	2129	232
PURCHASE	5173	232
SALE	5600	232
PURCHASE	444	232.25
PURCHASE	1118	232.25
SALE	2307	232.25
SALE	506	232.25
PURCHASE	807	232.5
PURCHASE	2292	232.5
PURCHASE	1085	232.5
PURCHASE	3000	232.5
PURCHASE	1990	232.5
PURCHASE	5228	232.5
SALE	900	232.5
PURCHASE	1846	232.75
PURCHASE	1356	232.75
PURCHASE	875	232.75
PURCHASE	421	232.75
PURCHASE	1424	232.75
PURCHASE	1493	232.75
PURCHASE	324	232.75
PURCHASE	1887	232.75
PURCHASE	14864	232.75
PURCHASE	1555	232.75
PURCHASE	756	232.75
PURCHASE	4176	232.75
PURCHASE	1786	232.75
PURCHASE	1935	232.75
PURCHASE	3677	232.75
PURCHASE	1941	232.75
PURCHASE	868	232.75
PURCHASE	4306	232.75
SALE	1424	232.75
SALE	800	232.75
SALE	700	232.75
SALE	3	232.75
SALE	5700	232.75
SALE	890	232.75
SALE	476	232.75
SALE	3925	232.75
SALE	506	232.75
SALE	1800	232.75
SALE	107	232.75
SALE	1303	232.75
SALE	3891	232.75
SALE	1800	232.75
PURCHASE	2758	233
PURCHASE	928	233
PURCHASE	11307	233
PURCHASE	3907	233
PURCHASE	9473	233
PURCHASE	1080	233
PURCHASE	491	233
PURCHASE	941	233
PURCHASE	1753	233
PURCHASE	884	233
PURCHASE	5729	233
PURCHASE	1692	233
PURCHASE	3450	233
PURCHASE	1158	233
PURCHASE	4232	233
PURCHASE	885	233
PURCHASE	1782	233
PURCHASE	813	233

SALE	1200	233
SALE	5576	233
SALE	26	233
SALE	2610	233
SALE	792	233
SALE	3862	233
SALE	1138	233
SALE	72	233
SALE	991	233
SALE	1753	233
SALE	991	233
SALE	353	233
SALE	400	233
SALE	289	233
SALE	1688	233
SALE	2821	233
SALE	400	233
SALE	3431	233
SALE	1003	233
SALE	884	233
SALE	8390	233
SALE	2562	233
SALE	1782	233
SALE	192	233
SALE	3108	233
PURCHASE	1674	233.25
PURCHASE	2781	233.25
PURCHASE	2160	233.25
PURCHASE	1736	233.25
PURCHASE	834	233.25
PURCHASE	700	233.25
PURCHASE	100	233.25
PURCHASE	100	233.25
PURCHASE	100	233.25
PURCHASE	100	233.25
PURCHASE	1000	233.25
PURCHASE	1996	233.25
PURCHASE	1464	233.25
PURCHASE	300	233.25
PURCHASE	364	233.25
PURCHASE	1588	233.25
PURCHASE	5362	233.25
PURCHASE	1930	233.25
PURCHASE	741	233.25
PURCHASE	1319	233.25
PURCHASE	78	233.25
SALE	1674	233.25
SALE	4903	233.25
SALE	2160	233.25
SALE	1081	233.25
SALE	1100	233.25
SALE	3	233.25
SALE	1665	233.25
SALE	3	233.25
SALE	2868	233.25
SALE	1300	233.25
SALE	1854	233.25
SALE	3	233.25
SALE	2894	233.25
SALE	3	233.25
SALE	1600	233.25
PURCHASE	7923	233.5
PURCHASE	7332	233.5
PURCHASE	1319	233.5
PURCHASE	3925	233.5
PURCHASE	1715	233.5
PURCHASE	519	233.5
PURCHASE	4839	233.5
PURCHASE	800	233.5
PURCHASE	273	233.5
PURCHASE	5000	233.5

PURCHASE	2391	233.5
PURCHASE	998	233.5
PURCHASE	359	233.5
SALE	2900	233.5
SALE	2800	233.5
SALE	2420	233.5
SALE	2900	233.5
SALE	3468	233.5
SALE	359	233.5
SALE	1200	233.5
SALE	4235	233.5
PURCHASE	6483	233.75
PURCHASE	332	233.75
PURCHASE	13	233.75
SALE	332	233.75
SALE	1932	233.75
SALE	508	233.75
SALE	288	233.75
SALE	2853	233.75
SALE	2644	233.75
SALE	2108	233.75
PURCHASE	2204	234
PURCHASE	2085	234
PURCHASE	3960	234
PURCHASE	442	234.25
PURCHASE	1272	235
PURCHASE	100	235
PURCHASE	5000	235
PURCHASE	2032	235.25
PURCHASE	2586	235.25
PURCHASE	2095	235.5
SALE	2102	235.5
SALE	679	235.5
SALE	6927	235.5
SALE	14554	235.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	18 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBBGDCDDBGGLI

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 05/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	4 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	5,137,690	1.03%
(3) Options and agreements to purchase/sell		
Total	5,137,690	1.03%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

RECEIVED
2006 OCT 16 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	SHORT	45,650

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	5 September 20C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g 3-2(b)
File 82-34981

MISYS Search this site
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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 05/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	04 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,722,809	3.54
(3) Options and agreements to purchase/sell		
Total	17,722,809	3.54

(b) Interests and short positions in relevant securities of the company, other than t
Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	306,373

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-3498

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 05/09/2006

RNS Number:5226I
UBS AG
05 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	4 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,774,871	1.15%	184,485	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,774,871	1.15%	184,485	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	408	251.25 pence
SALE	1258	251.5
SALE	1357	251.5
PURCHASE	839	251.5
PURCHASE	803	252.25
PURCHASE	1500	252.75
PURCHASE	1328	252.75
PURCHASE	885	253
PURCHASE	833	253
PURCHASE	1000	253
PURCHASE	1534	253
PURCHASE	1792	253
PURCHASE	1183	253
PURCHASE	4103	253
PURCHASE	1319	253
PURCHASE	879	253.25
PURCHASE	706	253.25
PURCHASE	6742	253.25
PURCHASE	741	253.25
PURCHASE	3779	253.5
PURCHASE	1761	253.5
PURCHASE	444	253.5
PURCHASE	901	253.75
SALE	1680	253.75
PURCHASE	1399	253.75
PURCHASE	908	253.75
SALE	908	253.75
SALE	1383	253.75
SALE	1175	253.75
SALE	5507	253.75
SALE	4549	253.75
SALE	594	253.75
PURCHASE	1984	253.75
PURCHASE	1600	253.75
SALE	1113	254
SALE	1803	254
PURCHASE	5818	254
PURCHASE	899	254.5
SALE	4200	254.5
PURCHASE	4200	254.5
SALE	3085	254.5
SALE	1494	254.5
PURCHASE	245	254.5
PURCHASE	1683	254.5
PURCHASE	3889	254.5
SALE	1534	254.75
SALE	1417	254.75
SALE	7546	254.75
PURCHASE	6963	254.75
PURCHASE	635	254.75
PURCHASE	871	254.75
PURCHASE	832	254.75
SALE	6667	254.75
PURCHASE	11832	254.75
SALE	11247	254.75
SALE	2680	254.75
PURCHASE	776	254.75
PURCHASE	3253	254.75
PURCHASE	755	254.75

PURCHASE	2564	254.75
PURCHASE	61	255
SALE	960	255
SALE	2430	255
PURCHASE	960	255
SALE	1114	255.25
PURCHASE	1470	255.5
PURCHASE	1982	255.5
SALE	2890	255.75
SALE	1467	255.75
SALE	2926	255.75
SALE	1247	255.75
PURCHASE	587	256.25
PURCHASE	953	256.25
PURCHASE	498	257.75
SALE	1637	257.75
PURCHASE	408	251.25
SALE	1258	251.5
SALE	1357	251.5
PURCHASE	839	251.5
PURCHASE	803	252.25
PURCHASE	1500	252.75
PURCHASE	1328	252.75
PURCHASE	885	253
PURCHASE	833	253
PURCHASE	1000	253
PURCHASE	1534	253
PURCHASE	1792	253
PURCHASE	1183	253
PURCHASE	4103	253
PURCHASE	1319	253
PURCHASE	879	253.25
PURCHASE	706	253.25
PURCHASE	6742	253.25
PURCHASE	741	253.25
PURCHASE	3779	253.5
PURCHASE	1761	253.5
PURCHASE	444	253.5
PURCHASE	901	253.75
SALE	1680	253.75
PURCHASE	1399	253.75
PURCHASE	908	253.75
SALE	908	253.75
SALE	1383	253.75
SALE	1175	253.75
SALE	5507	253.75
SALE	4549	253.75
SALE	594	253.75
PURCHASE	1984	253.75
PURCHASE	1600	253.75
SALE	1113	254
SALE	1803	254
PURCHASE	5818	254
PURCHASE	899	254.5
SALE	4200	254.5
PURCHASE	4200	254.5
SALE	3085	254.5
SALE	1494	254.5
PURCHASE	245	254.5
PURCHASE	1683	254.5
PURCHASE	3889	254.5
SALE	1534	254.75
SALE	1417	254.75
SALE	7546	254.75
PURCHASE	6963	254.75
PURCHASE	635	254.75
PURCHASE	871	254.75
PURCHASE	832	254.75
SALE	6667	254.75
PURCHASE	11832	254.75
SALE	11247	254.75

SALE	2680	254.75
PURCHASE	776	254.75
PURCHASE	3253	254.75
PURCHASE	755	254.75
PURCHASE	2564	254.75
PURCHASE	61	255
SALE	960	255
SALE	2430	255
PURCHASE	960	255
SALE	1114	255.25
PURCHASE	1470	255.5
PURCHASE	1982	255.5
SALE	2890	255.75
SALE	1467	255.75
SALE	2926	255.75
SALE	1247	255.75
PURCHASE	587	256.25
PURCHASE	953	256.25
PURCHASE	498	257.75
SALE	1637	257.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be

stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	5 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEELFBQKBFBBV

Rule 12g3-2(b)
File 82-34981

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REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 05/09/2006

RNS Number:5097I
Societe Generale Asset Mngmt UK Ld
05 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT UK LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	4 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,208,685	(2.24%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,208,685	(2.24%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	11,843	8.74 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	05 SEPTEMBER 2006
Contact name	PETER HAZELWOOD
Telephone number	020 7090 2511
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEADNSEFDKEFE

Rule 12g 3-2(
File 82-34981

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 05/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	04 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,404,401	3.48%	2,181,993	0.44%
(2) Derivatives (other than options)	1,969,985	0.39%	1,046,315	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,374,386	3.87%	3,228,308	0.65%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	15,900	2.5490
Purchase	26,215	2.5330
Purchase	4,952	2.5400
Purchase	5,708	2.5480
Sale	1,797	2.5300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	24971	2.5326
CFD	Long	35958	2.5382
CFD	Long	1244	2.5402
CFD	Long	5708	2.5480
CFD	Long	15900	2.5489

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2(b)
File 82-34981

MISYS | Search this site
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REG-Morgan Stanley Secs. EPT Disclosure - amendment<MSY.L>
Released: 05/09/2006

RNS Number:4978I
Morgan Stanley Securities Ld(EPT)
05 September 2006

AMENDMENT TO ANNOUNCEMENT 4182I RELEASED AT 10:15 ON 4 SEPTEMBER 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	01 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
1,707,529	2.51	2.47

Total number of securities sold	Highest price paid (Note 3)	Lowest price
79,860	2.52	2.46

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

CFD	LONG	15,903	2.48
CFD	LONG	27,300	2.48
CFD	SHORT	56,000	2.48
CFD	LONG	61,304	2.48
CFD	LONG	2,351	2.49
CFD	LONG	261,671	2.48
CFD	SHORT	181	2.47
CFD	SHORT	23,679	2.48
CFD	LONG	1,339,000	2.48

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	5 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCBDGGGLU

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 05/09/2006

RNS Number:4974I
Morgan Stanley Securities Ld(EPT)
05 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
133,201	2.57	2.48

Total number of securities sold	Highest price paid (Note 3)	Lowest price
6,100	2.57	2.53

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	22,997	2.55
CFD	LONG	21,852	2.52
CFD	LONG	35,555	2.53
CFD	SHORT	6,000	2.56
CFD	LONG	49,459	2.56
CFD	LONG	920	2.53
CFD	LONG	2,418	2.54
CFD	SHORT	100	2.54

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	5 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLLARIEIIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 05/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10,090	2.551 GBP	2.43125 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,940	2.545 GBP	2.5225 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2(b)
File 82-34981

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 04/09/2006

FOR IMMEDIATE RELEASE
4 SEPTEMBER 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 4 September 2006 it had 500,059,678 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

Rule 12g3-2(b
File 82-34981

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REG-Misys: Treasury Stock <MSY.L>
Released: 04/09/2006

Transfer of Shares held in Treasury
Misys plc announces that on 4 September 2006 it transferred to participants in its employee share schemes, 3,887 ordinary shares at nil cost. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,667,358 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,059,678.
04.09.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

Rule 12g 3-2(b)
File 82-34981

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 04/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	01 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,029,182	3.61
(3) Options and agreements to purchase/sell		
Total	18,029,182	3.61

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

RECEIVED
2006 OCT 15 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	253,270

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 04/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	01 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,353,423	3.47%	2,229,816	0.45%
(2) Derivatives (other than options)	2,017,808	0.40%	1,010,357	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,371,231	3.87%	3,240,173	0.65%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,800	2.4840
Purchase	11,580	Transfer
Purchase	4,707	2.4625
Purchase	45,209	2.4800
Purchase	141	2.4780

Purchase	4,045	2.5025
Purchase	21,484	2.4828
Sale	14,667	2.4970
Sale	2,592	2.5045
Sale	267	2.4780
Sale	10,315	2.5020
Sale	19,800	2.4985
Sale	21,404	2.5110
Sale	3,978	2.4727

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	14667	2.4970
CFD	Short	19800	2.4985
CFD	Short	10315	2.5020
CFD	Short	2592	2.5044
CFD	Short	21404	2.5110
CFD	Long	4707	2.4625
CFD	Long	141	2.4780
CFD	Long	45209	2.4800
CFD	Long	32120	2.4822
CFD	Long	21484	2.4827
CFD	Long	5800	2.4839

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2 (b)
File 82-34981

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REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 04/09/2006

RNS Number:4350I
State Street Global Advisors
04 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	01/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10969611	2.17845		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10969611	2.17845	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	11879	2.50

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUAPBUPQGWC

Rule 12g3-2(b)
File 82-34981

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 04/09/2006

RNS Number:4347I
UBS AG
04 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	1 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,916,477	1.18%	201,955	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,916,477	1.18%	201,955	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	337	247.5 pence
SALE	2675	247.5
SALE	12211	247.75
SALE	3555	247.75
SALE	5000	247.75
SALE	2900	247.75
SALE	212	247.75
SALE	2288	247.75
PURCHASE	2267	247.75
PURCHASE	1800	247.75
SALE	3400	247.75
SALE	5168	247.75
SALE	3400	247.75
SALE	3400	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	6766	247.75
SALE	10000	247.75
SALE	10000	247.75
PURCHASE	5646	247.75
SALE	2327	247.75
SALE	4600	247.75
SALE	6900	247.75
SALE	6900	247.75
SALE	6900	247.75
SALE	10000	247.75
SALE	239	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	5165	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	1879	247.75
SALE	8121	247.75
SALE	10000	247.75
SALE	6900	247.75
SALE	6900	247.75
SALE	6900	247.75
SALE	2795	247.75
SALE	7205	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	77	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	10000	247.75

SALE	10000	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	10000	247.75
SALE	2718	247.75
PURCHASE	968	248
PURCHASE	2984	248
PURCHASE	3875	248
PURCHASE	2047	248
PURCHASE	1900	248
PURCHASE	2400	248
SALE	9272	248
SALE	8057	248
SALE	3592	248
SALE	372	248
SALE	1602	248
SALE	1768	248
SALE	3400	248
SALE	3400	248
SALE	1340	248
PURCHASE	2863	248
SALE	2863	248
SALE	2230	248
SALE	2819	248
SALE	1831	248
SALE	1793	248
SALE	1933	248
SALE	1055	248
SALE	820	248
SALE	881	248
SALE	1126	248
SALE	795	248
SALE	10000	248
SALE	2517	248
SALE	10000	248
SALE	2735	248
SALE	10000	248
SALE	2800	248
SALE	4543	248
SALE	10000	248
SALE	10000	248
SALE	10000	248
SALE	10000	248
SALE	10000	248
SALE	10000	248
SALE	484	248
SALE	10000	248
SALE	2800	248
SALE	2279	248
SALE	10000	248
SALE	349	248
SALE	10000	248
SALE	836	248
SALE	795	248
SALE	2399	248
SALE	2894	248
SALE	69	248
SALE	20000	248
SALE	16354	248
SALE	1263	248.25
SALE	1671	248.25
PURCHASE	1788	248.25
PURCHASE	1147	248.25
PURCHASE	6031	248.25
PURCHASE	6669	248.25
PURCHASE	3300	248.25
PURCHASE	1129	248.5
SALE	3400	248.5
PURCHASE	4139	248.5
PURCHASE	786	249
PURCHASE	786	249

PURCHASE	408	249
SALE	1560	249.75
PURCHASE	648	249.75
PURCHASE	648	249.75
PURCHASE	478	249.75
PURCHASE	4956	249.75
PURCHASE	1100	250
PURCHASE	1338	250.25
PURCHASE	4869	250.5
PURCHASE	5245	250.5
SALE	15903	251
SALE	9097	251
SALE	1501	251
SALE	3400	251
SALE	317	251
SALE	2206	251
SALE	5686	251
SALE	1754	251
SALE	1000	251.25
SALE	25000	251.5
SALE	1780	251.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBXGDCGDGGGLS

Rule 12g3-2(b)
File 82-34981

MISYS Search this site

Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 04/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	1 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
31,250	2.5128 GBP	2.48 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
27,400	2.4825 GBP	2.4775 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 04/09/2006

RNS Number:4182I
Morgan Stanley Securities Ld(EPT)
04 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	01 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
368,529	2.51	2.47

Total number of securities sold	Highest price paid (Note 3)	Lowest price
79,860	2.52	2.46

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	15,903	2.48
CFD	LONG	27,300	2.48
CFD	SHORT	56,000	2.48
CFD	LONG	61,304	2.48
CFD	LONG	2,351	2.49
CFD	LONG	261,671	2.48
CFD	SHORT	181	2.47
CFD	SHORT	23,679	2.48

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	4 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLIAEISIIR

Rule 12g3-2(b)
File 82-34981

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 01/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	31 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,282,452	3.66
(3) Options and agreements to purchase/sell		
Total	18,282,452	3.66

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	175,000
CFD	Long	225,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

varying etc. | which the option relates (Note 7) | European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 01/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	31 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,333,480	3.47%	2,208,263	0.44%
(2) Derivatives (other than options)	2,028,375	0.41%	980,241	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,361,855	3.87%	3,188,504	0.64%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,946	Transfer
Purchase	9,655	2.4725
Purchase	21,100	2.4589
Sale	1,544	Transfer
Sale	14,217	Transfer

Sale	25,576	2.4720
Sale	3,000	2.4550
Sale	30,550	Transfer
Sale	78,783	2.4611
Sale	1,200	2.4655
Sale	908	2.4745
Sale	141	2.4720
Sale	27,856	Transfer
Sale	7,155	2.4550
Sale	2,178	Transfer

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	10155	2.4550
CFD	Short	68087	2.4593
CFD	Short	141	2.4719
CFD	Short	25576	2.4720
CFD	Short	10696	2.4722
CFD	Short	908	2.4745
CFD	Long	21100	2.4589
CFD	Long	8147	2.4629

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2(b)
File 82-34981

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 01/09/2006

RNS Number:3621I
Morgan Stanley Securities Ld(EPT)
01 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
339,796	2.47	2.44

Total number of securities sold	Highest price paid (Note 3)	Lowest price
40,657	2.47	2.44

(b) Derivatives transactions (other than options)

• Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	1,505	2.46
CFD	LONG	24,613	2.47
CFD	SHORT	20,618	2.46
CFD	LONG	61,659	2.46
CFD	LONG	30,000	2.47
CFD	LONG	175,530	2.47
CFD	SHORT	15,000	2.45
CFD	SHORT	18	2.45
CFD	LONG	50,417	2.47
CFD	SHORT	7,278	2.47
CFD	SHORT	202	2.46

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	1 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLAVILIIR

Rule 12g3-2(b)
File 82-34981

MISYS 'Search this site
Home > Investors > Announcements

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 01/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
11,245	2.465 GBP	2.465 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,000	2.475 GBP	2.475 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01 September 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 01/09/2006

RNS Number:3547I
UBS AG
01 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	31 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,479,077	1.30%	207,465	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,479,077	1.30%	207,465	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	125000	245.5 pence
SALE	46175	245.5
SALE	682	245.5
SALE	1893	245.5
SALE	6053	245.5
SALE	20000	245.5
SALE	38947	245.5
SALE	25000	245.5
SALE	3573	245.5
SALE	1412	245.5
SALE	13570	245.5
SALE	875000	245.56
PURCHSAE	2400	245.75
PURCHSAE	6085	245.75
SALE	5000	245.75
PURCHSAE	2	246
PURCHSAE	4998	246
PURCHSAE	297	246
PURCHSAE	1501	246
PURCHSAE	2600	246
PURCHSAE	7465	246
PURCHSAE	7549	246.5
PURCHSAE	3940	246.75
PURCHSAE	1392	246.75
SALE	616	246.75
SALE	6860	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	346	246.75
SALE	14654	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	5346	246.75
SALE	9654	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	10154	246.75
SALE	2300	246.75
SALE	2546	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	2454	246.75
SALE	12546	246.75
SALE	15000	246.75
SALE	15000	246.75
SALE	7454	246.75
SALE	2546	246.75
SALE	910	246.75
SALE	5000	246.75
SALE	997	246.75
SALE	860	246.75
SALE	4843	246.75
SALE	6938	246.75
SALE	2572	246.75
SALE	4206	246.75
SALE	590	246.75
SALE	960	246.75

SALE	1924	246.75
SALE	100	246.75
SALE	358	246.75
SALE	4391	246.75
SALE	5422	246.75
SALE	10990	246.75
SALE	4273	246.75
SALE	3557	246.75
SALE	1823	246.75
SALE	7403	246.75
PURCHSAE	573	247
PURCHSAE	2845	247
PURCHSAE	3444	247
PURCHSAE	3100	247
PURCHSAE	1100	247
SALE	1717	247
SALE	6363	247
SALE	7490	247
SALE	9430	247
SALE	8280	247
SALE	1041	247
SALE	931	247
SALE	9086	247
SALE	5662	247
SALE	3444	247
SALE	3900	247
SALE	2300	247
SALE	15356	247
SALE	4600	247
SALE	4600	247
SALE	4600	247
SALE	8709	247
SALE	500	247
SALE	1991	247
SALE	2609	247
SALE	4600	247
SALE	4600	247
SALE	4600	247
SALE	2950	247
SALE	5641	247
SALE	2226	247
SALE	7736	247
SALE	20000	247
SALE	2798	247
SALE	1341	247
SALE	11738	247
SALE	300	247
SALE	1091	247
SALE	2732	247
SALE	2732	247
SALE	3366	247
SALE	13902	247
SALE	6520	247
SALE	3058	247
SALE	1830	247
SALE	1546	247
SALE	3096	247
SALE	4687	247.5
SALE	3368	247.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	1 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBFLFBQKBEBBX

Rule 12g3-2(b)
File 82-34981

MISYS Search this site

Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 06/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	05 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,322,809	3.06
(3) Options and agreements to purchase/sell		
Total	15,322,809	3.06

(b) Interests and short positions in relevant securities of the company, other than t
Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

RECEIVED 2006 OCT 16 A 11:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)
(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	1,900,000
CFD	Short	500,000

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

	varying etc.	which the option relates (Note 7)	European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g 3-2 (b)
File 82-34981

REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 06/09/2006

RNS Number:5693I
Societe Generale Asset Mngmt UK Ld
06 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT UK LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	5 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,151,685	(2.23%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,151,685	(2.23%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	57,000	2.51 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	06 SEPTEMBER 2006
Contact name	PETER HAZELWOOD
Telephone number	020 7090 2511
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAANKEFPKEFE

Rule 12g3-2(
File 82-34981

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 06/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	05 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,404,643	3.48%	2,148,151	0.43%
(2) Derivatives (other than options)	1,936,143	0.39%	1,044,502	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,340,786	3.87%	3,192,653	0.64%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	46,379	2.5185
Purchase	23,700	2.5091
Purchase	2,521	2.5230
Purchase	14,667	2.5154
Sale	33,600	2.5115
Sale	16,966	2.5270

Sale	26,199	2.5221
Sale	5,229	2.5227
Sale	5,031	2.5145

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	33600	2.5114
CFD	Short	5031	2.5144
CFD	Short	26199	2.5221
CFD	Short	5229	2.5227
CFD	Short	16966	2.5269
CFD	Long	23700	2.5091
CFD	Long	31787	2.5127
CFD	Long	14667	2.5153
CFD	Long	46379	2.5184
CFD	Long	2521	2.5230

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C P P

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 06/09/2006

RNS Number:5669I
UBS AG
06 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	5 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,774,704	1.15%	184,389	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,774,704	1.15%	184,389	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	28	253.25
PURCHASE	78	253.25
PURCHASE	1494	253.25
SALE	792	253
SALE	1000	253
PURCHASE	1607	252
PURCHASE	2112	252
PURCHASE	7217	252
PURCHASE	4676	252.5
PURCHASE	716	252.5
SALE	5014	251
SALE	268	250.75
SALE	2238	250.75
SALE	2687	251
SALE	4348	251
PURCHASE	1149	251
SALE	4519	251.25
PURCHASE	1451	251
SALE	946	251.5
PURCHASE	2964	250.75
PURCHASE	1600	250.5
SALE	2691	251.5
SALE	837	251.5
SALE	2720	251.5
PURCHASE	5394	252
PURCHASE	1269	252.25
PURCHASE	6156	252
PURCHASE	3000	252
SALE	2469	252.75
SALE	2778	252.75
SALE	1261	251.75
SALE	1805	251.75
PURCHASE	7226	252
SALE	4848	251.75
SALE	1911	251.25
SALE	3366	251.25
SALE	3300	251.75
SALE	4715	251.75
SALE	404	251.75
PURCHASE	2553	251.25
PURCHASE	4032	251.25
PURCHASE	3460	252
PURCHASE	32	252
SALE	2723	251.75
SALE	3511	251.75
SALE	1989	251.75
PURCHASE	2284	251.25
PURCHASE	2571	251.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	6 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBDGDCUBGGGLL

Rule 12g 3-2(b)
File 82-34981

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 06/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
4,150	2.531 GBP	2.51325 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
16,416	2.547 GBP	2.505 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2(b)
File no 82-3498

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 06/09/2006

RNS Number:5532I
Morgan Stanley Securities Ld(EPT)
06 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
91,240	2.53	2.50

Total number of securities sold	Highest price paid (Note 3)	Lowest price
9,519	2.52	2.50

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	11,106	2.53
CFD	LONG	15,381	2.53
CFD	LONG	4,100	2.52
CFD	LONG	6,100	2.52
CFD	LONG	9,100	2.52
CFD	LONG	10,900	2.52
CFD	LONG	5,400	2.52
CFD	LONG	23,000	2.52
CFD	LONG	3,500	2.52
CFD	LONG	953	2.52
CFD	LONG	1,700	2.52
CFD	SHORT	8,503	2.52
CFD	SHORT	1,016	2.51

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	6 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMIIFFAARIRIIR

MISYS Search this site
Home > Investors > Announcements

Rule 12g3-2(b)
File 82-34981

About Us | Investors | Media | Business Areas | Contacts |

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 05/09/2006

FOR IMMEDIATE RELEASE
5 SEPTEMBER 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 5 September 2006 it had 500,110,658 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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About Us | Investors | Media | Business Areas | Contacts |

REG-Misys: Treasury Stock <MSY.L>
Released: 05/09/2006

Transfer of Shares held in Treasury
Misys plc announces that on 5 September 2006 it transferred to participants in its employee share schemes, 50,980 ordinary shares at prices between nil cost and 230.5p per share. The shares were all formerly held as treasury shares. Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,616,378 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,110,658.
05.09.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

Rule 12g 3-2(b)
File 82-34981

MISYS Search this site
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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 05/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	04 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,722,809	3.54
(3) Options and agreements to purchase/sell		
Total	17,722,809	3.54

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	306,373

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g 3-2(b)
File 82-34981

MISYS Search this site
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REG-UBS GAM Switzerland Rule 8.3- Misys PLC<MSY.L>
Released: 06/09/2006

RNS Number:6058I
UBS Global Asset Mgmnt. Switzerland
06 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	Mysis Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	5th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	17,365,087	3.1473%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,365,087	3.1473%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

RECEIVED
2006 OCT 16 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	502,713 shares	GBP 2.51687301
Sale	127,694 shares	GBP 2.515

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	6th September 2006
Contact name	Zeljko Rudonjic / ZR
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUWWBUPQGMQ

Rule 12g3-2(b)
File 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 06/09/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 5 September 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
5 September 2006	4,860	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,225,451 ordinary shares representing 4.03% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 07/09/2006

RNS Number:6350I
Societe Generale Asset Mngmt UK Ld
07 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

RECEIVED
2006 OCT 16 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. KEY INFORMATION

Name of person dealing (Note 1)	Societe Generale Asset Management UK Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord
Date of dealing	6 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,126,685	(2.22%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,126,685	(2.22%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	25,000	2.52 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07 September 2006
Contact name	Peter Hazelwood
Telephone number	020 7090 2511
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFNXESLKEFE

Rule 12g3-2(b)
File 82-34981

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 07/09/2006

RNS Number:6309I
HBOS PLC
07 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	6 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,411,568	(6.481%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,411,568	(6.481%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	2,807	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 September 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGGLMNDGVZM

Rule 12g3-2(b)
File 82-34981

REG-Morgan Stanley Secs. EPT Disclosure - amendment<MSY.L>
Released: 07/09/2006

RNS Number:6248I
Morgan Stanley Securities Ld(EPT)
07 September 2006

AMENDMENT TO ANNOUNCEMENT 5532I RELEASED AT 09:26 ON 6 SEPTEMBER 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
638,986	2.53	2.50

Total number of securities sold	Highest price paid (Note 3)	Lowest price
557,265	2.52	2.50

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	11,106	2.53
CFD	LONG	15,381	2.53
CFD	LONG	4,100	2.52
CFD	LONG	6,100	2.52
CFD	LONG	9,100	2.52
CFD	LONG	10,900	2.52
CFD	LONG	5,400	2.52
CFD	LONG	23,000	2.52
CFD	LONG	3,500	2.52
CFD	LONG	953	2.52
CFD	LONG	1,700	2.52
CFD	SHORT	8,503	2.52
CFD	SHORT	1,016	2.51

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	7 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMBGGDCRGGGGLR

Rule 12g3-2(b)
File 82-34981

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 07/09/2006

RNS Number:6250I
Morgan Stanley Securities Ld(EPT)
07 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in Class of relevant security to which the dealings being disclosed relate (Note 1)	Misys Plc Ordinary Shares
Date of dealing	06 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
304,049	2.53	2.51

Total number of securities sold	Highest price paid (Note 3)	Lowest price
56,965	2.54	2.51

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	3,300	2.53
CFD	LONG	5,600	2.53
CFD	LONG	7,600	2.53
CFD	LONG	9,000	2.53
CFD	LONG	4,700	2.53
CFD	LONG	18,400	2.53
CFD	LONG	2,900	2.53
CFD	LONG	24,623	2.53
CFD	LONG	1,600	2.53
CFD	LONG	11,190	2.53
CFD	LONG	14,683	2.53
CFD	LONG	135,953	2.53
CFD	LONG	2,703	2.53
CFD	SHORT	4,195	2.54
CFD	SHORT	9,285	2.53
CFD	SHORT	43,485	2.53

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	7 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFIIATIDIIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 07/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	06 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,377,057 (1.07%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,377,057 (1.07%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	270,581	253.20p GBP
Sale	32,356	253.30p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07 September 2006
Contact name	Ricky Crump
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 07/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	6 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	5,240,190	1.05%
(3) Options and agreements to purchase/sell		
Total	5,240,190	1.05%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	102,500

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	7 September 20C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 07/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	06 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,408,095	3.48%	2,128,748	0.43%
(2) Derivatives (other than options)	1,914,976	0.38%	1,066,713	0.21%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,323,071	3.86%	3,195,461	0.64%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	13,800	2.5225
Purchase	3,000	2.5222
Purchase	15,876	2.5245
Purchase	16,966	2.5321
Purchase	23,300	2.5224
Sale	16,807	2.5200

Sale	8,811	2.5200
Sale	1,000	2.5205
Sale	3,000	2.5295
Sale	14,174	2.5310
Sale	20,801	2.5433
Sale	3,000	2.5205
Sale	1,897	2.5375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	25618	2.5200
CFD	Short	3000	2.5294
CFD	Short	14174	2.5310
CFD	Short	20801	2.5432
CFD	Long	3000	2.5221
CFD	Long	23300	2.5224
CFD	Long	13800	2.5225
CFD	Long	15876	2.5245
CFD	Long	34029	2.5253
CFD	Long	16966	2.5321

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File n° 82-34981

MISYS Search this site
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REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 08/09/2006

RNS Number:6893I
State Street Global Advisors
08 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	07/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10978545	2.18023		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10978545	2.18023	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	8934	2.51

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	08/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETUUUUWBUPQGGR

Rule 12g3-2(b)
File 82-34981

REG-Misys: Holding(s) in Company <MSY.L>
Released: 08/09/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    07.09.06

12. Total holding following this notification

    18,306,291 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.66%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

MATT ARMITAGE

Date of notification: 8 SEPTEMBER 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

Rule 12g3-2(b)
File no 82-34981

REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 08/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	07 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	4,309,557 (0.86%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	4,309,557 (0.86%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,067,500	251.10p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 September 2006
Contact name	Ricky Crump
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 08/09/2006

RNS Number:6812I
Morgan Stanley Securities Ld(EPT)
08 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
20,330	2.51	2.51

Total number of securities sold	Highest price paid (Note 3)	Lowest price
25,855	2.52	2.51

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	11,045	2.51
CFD	LONG	9,285	2.51
CFD	SHORT	15,231	2.52
CFD	SHORT	10,624	2.52

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	8 September 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMIIFIAAVITIIR

Rule 12g3-2(b)
File nº 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 08/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	7 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	5,515,190	1.10%
(3) Options and agreements to purchase/sell		
Total	5,515,190	1.10%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	275,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8 September 20C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 07/09/2006

RNS Number:6519I
UBS AG
07 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	6 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,792,838	1.16%	177,443	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,792,838	1.16%	177,443	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	7670	251.5 pence
PURCHASE	675	251.25
PURCHASE	793	251.25
PURCHASE	875	250.5
SALE	1182	250.25
SALE	1424	250.25
PURCHASE	973	251
SALE	2435	251
SALE	5000	251
SALE	1426	251
SALE	973	251
PURCHASE	10487	251.5
PURCHASE	4533	251.5
PURCHASE	896	251.5
PURCHASE	9922	251.5
SALE	4404	252.25
SALE	1466	252.25
SALE	133	252.25
PURCHASE	865	252
PURCHASE	848	252.25
PURCHASE	844	252.25
SALE	5000	252
SALE	26	252
SALE	2055	252
PURCHASE	769	252
SALE	2124	251.75
PURCHASE	689	251.75
PURCHASE	8180	252.25
PURCHASE	1092	252.25
PURCHASE	671	252.25
PURCHASE	2700	252.25
PURCHASE	890	252.25
SALE	584	252
SALE	3215	252
PURCHASE	7162	252.25
PURCHASE	954	252.25
PURCHASE	5501	252.25
SALE	2276	252.5
SALE	2110	252.5
SALE	1105	252.5
PURCHASE	1129	253
PURCHASE	329	253
PURCHASE	3733	253
PURCHASE	1262	253.75
PURCHASE	471	253.75
SALE	1674	253.5
SALE	29	253.5
SALE	3963	253.5
SALE	4000	253.5
SALE	4727	253.5
SALE	2759	253.5
SALE	2515	253.5
PURCHASE	6954	253
PURCHASE	534	253.75
PURCHASE	1966	253.75
PURCHASE	1429	253.25
PURCHASE	587	253.25
SALE	5000	253.25
SALE	393	253.25
SALE	416	253.25
SALE	587	253.25
PURCHASE	42	253.25
PURCHASE	6706	252.75
PURCHASE	1704	253
PURCHASE	874	253
PURCHASE	31	253
PURCHASE	2774	252.75

PURCHASE	1800	252.75
PURCHASE	459	253
PURCHASE	2648	253

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	7 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with	N/A

which connected

If a connected EFM, state nature of connection N/A
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEDLFBQKBLBBZ

Rule 12g3-2(b)
File no 82-34981

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 07/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	06 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,235,163	3.05
(3) Options and agreements to purchase/sell		
Total	15,235,163	3.05

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	87,646

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option   Number of securities   Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)   Details   Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 07/09/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 6 September 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
6 September 2006	19,228	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,206,223 ordinary shares representing 4.02% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 08/09/2006

RNS Number:6895I
Legal & General Investment Mgmnt Ld
08 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	07 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,201,050	3.83%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	19,201,050	3.83%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	35,300	GBP 2.5125

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 September 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGGLMRMGVZM

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 08/09/2006

RNS Number:6957I
UBS AG
08 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	7 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,383,104	1.08%	160,077	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,383,104	1.08%	160,077	0.03%

RECEIVED
2006 OCT 16 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2277	251.25 pence
PURCHASE	800	252.25
PURCHASE	800	253
PURCHASE	800	253
SALE	5690	253
SALE	933	253
SALE	1985	253
SALE	4284	252.75
SALE	4666	253
SALE	5266	252.75
SALE	7200	252.75
SALE	152	252.75
SALE	8000	252
SALE	571	252
PURCHASE	1033	251.75
SALE	5000	251.25
PURCHASE	2405	251.5
PURCHASE	1209	251
PURCHASE	5000	250.75
PURCHASE	37	250.75
PURCHASE	800	251
PURCHASE	1911	251
PURCHASE	5000	251
PURCHASE	2280	251
PURCHASE	4582	251.25
PURCHASE	800	251
PURCHASE	7419	250.5
PURCHASE	5763	250.5
PURCHASE	5000	250.5
SALE	400000	250.5
PURCHASE	1326	250.5
PURCHASE	2700	250.5
SALE	4696	251.25
SALE	3900	251.25
SALE	3700	251.25
PURCHASE	800	251.25
SALE	500	251.5
PURCHASE	800	251.5
SALE	800	251.5
SALE	2700	251.5
SALE	2492	251.5
PURCHASE	800	251.5
PURCHASE	876	251.5
PURCHASE	2179	251.5
PURCHASE	2159	251.5
PURCHASE	375	251.5
PURCHASE	800	251.25
PURCHASE	1455	251
PURCHASE	2119	251
SALE	500	251.25
SALE	600	251.25
PURCHASE	2108	251.25
PURCHASE	800	251.25
SALE	2349	251.5
SALE	3489	251.25
PURCHASE	800	251.25
SALE	800	251.25
PURCHASE	800	251
PURCHASE	800	251.25
PURCHASE	800	251.5
PURCHASE	800	251.5
SALE	36	251.5
SALE	272	251.5

SALE	700	251.5
PURCHASE	800	251
PURCHASE	700	251

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8 SEPTEMBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFVLFBQKBEBBZ

Rule 12g3-2(b)
File no 82-34981

REG-Societe Generale Ast Rule 8.3- Misys Plc<MSY.L>
Released: 08/09/2006

RNS Number:6925I
Societe Generale Asset Mngmt UK Ld
08 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Societe Generale Asset Management UK Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord
Date of dealing	7 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	11,113,185	(2.22%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	11,113,185	(2.22%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	13,500	2.5125 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 08 September 2006

Contact name Peter Hazelwood

Telephone number 020 7090 2511

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFNPEDFKEFE

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 08/09/2006

RNS Number:7035I
Cheyne Capital Management Limited
08 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	7 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)	13,957,834	2.79%		
(3) Options and agreements to purchase/sell				
Total	13,957,834	2.79%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	LONG	1,000,000	251.3765p
CFD	LONG	567,834	250.97p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8 SEPTEMBER 2006
Contact name	SIMON JAMES
Telephone number	020 7031 7560
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUGABUPQGWR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 08/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	07 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,490,888	3.50%	2,057,833	0.41%
(2) Derivatives (other than options)	1,844,061	0.37%	1,116,553	0.22%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,334,949	3.87%	3,174,386	0.63%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	3,808	Transfer
Purchase	9,600	2.5150
Purchase	20,801	2.5167
Purchase	3,220	Transfer
Purchase	33,600	2.5162
Purchase	19,514	2.5124

Sale	2,000	2.5175
Sale	2,000	2.5105
Sale	3,000	2.5095
Sale	750	2.5080

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	3000	2.5094
CFD	Short	2000	2.5175
CFD	Long	10640	2.5107
CFD	Long	42240	2.5116
CFD	Long	8874	2.5144
CFD	Long	9600	2.5150
CFD	Long	33600	2.5161
CFD	Long	20801	2.5167

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 11/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	08 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,483,743	3.50%	2,046,950	0.41%
(2) Derivatives (other than options)	1,833,178	0.37%	1,161,486	0.23%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,316,921	3.86%	3,208,436	0.64%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	10,657	2.5280
Purchase	6,000	2.4975
Purchase	16,200	2.5218
Sale	3,175	2.5155
Sale	1,625	2.513
Sale	3,000	2.508

Sale	2,744	2.5125
Sale	15,974	2.5297
Sale	5,363	2.5125
Sale	15,921	2.5275

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	15974	2.5296
CFD	Long	6000	2.4975
CFD	Long	16200	2.5218
CFD	Long	38933	2.5223
CFD	Long	10657	2.5280

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C P P

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 11/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	08 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,866,016 (0.77%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,866,016 (0.77%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	443,541	252.00p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 September 2006
Contact name	Ricky Crump
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 11/09/2006

RNS Number:7466I
Morgan Stanley Securities Ld(EPT)
11 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	08 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
6,367	2.52	2.51

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
22,755	2.53	2.51

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	494	2.53
CFD	LONG	6,367	2.52
CFD	SHORT	5,905	2.52
CFD	SHORT	16,356	2.53

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	11 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFEIALILLIR

REG-Hermes Inv Mngmt Rule 8.3- Misys PLC<MSY.L>
Released: 11/09/2006

RNS Number:7450I
Hermes Investment Management
11 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

HERMES INVESTMENT MANAGEMENT LTD

Company dealt in

MISYS PLC

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARES 1P

Date of dealing

8 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,022,757	1.004		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,022,757	1.004		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	102,177	2.525

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 SEPTEMBER 2006
Contact name	VALERIE DAVIDSON
Telephone number	020 7680 2177
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBFLFFQKBLBBQ

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 08/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
30,070	2.5125 GBP	2.505 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
28,250	2.539 GBP	2.5075 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	08 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

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REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 12/09/2006

RNS Number:8229I
HBOS PLC
12 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	11 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,410,929	(6.481%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,410,929	(6.481%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

RECEIVED
2006 OCT 16 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	640	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 12 September 2006
Contact name Kenny Melville
Telephone number 0131 243 8671
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGMLMZZGVZM

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 12/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,970	2.52 GBP	2.52 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g 3-2 (b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 12/09/2006

RNS Number:8173I
UBS AG
12 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	11 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,443,663	1.09%	164,643	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,443,663	1.09%	164,643	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1323	249 pence
SALE	508	250
SALE	10083	250
SALE	3338	250
SALE	2511	250
SALE	1522	250
SALE	200	250
SALE	2800	250
SALE	5968	250
SALE	10470	250
SALE	4695	250
SALE	481	250
PURCHASE	4000	250.25
PURCHASE	100	250.25
PURCHASE	3300	250.25
PURCHASE	3100	250.25
SALE	6801	250.25
SALE	7334	250.25
SALE	5309	250.25
SALE	5811	250.25
SALE	3100	250.25
PURCHASE	3892	250.5
PURCHASE	1399	250.5
PURCHASE	216	250.5
PURCHASE	6263	250.5
PURCHASE	4000	250.5
PURCHASE	4961	250.5
PURCHASE	3300	250.5
PURCHASE	1961	250.5
PURCHASE	3540	250.5
PURCHASE	4741	250.5
SALE	3357	250.5
SALE	3285	250.5
SALE	285	250.5
PURCHASE	671	250.75
PURCHASE	4000	250.75
PURCHASE	1442	250.75
PURCHASE	5735	250.75
PURCHASE	2770	250.75
PURCHASE	4771	250.75
PURCHASE	332	250.75
PURCHASE	5080	250.75
PURCHASE	6145	250.75
PURCHASE	5760	250.75
PURCHASE	1714	250.75
SALE	5883	250.75
SALE	4083	250.75
PURCHASE	2089	251

PURCHASE	6854	251
SALE	6452	251
SALE	1309	251
PURCHASE	5010	251.25
SALE	7117	251.25
SALE	6115	251.25
SALE	2890	251.5
PURCHASE	2352	251.75
PURCHASE	1323	251.75
SALE	506	251.75
SALE	3982	251.75
SALE	2887	251.75
SALE	4195	251.75
SALE	2466	251.75
SALE	3448	251.75
SALE	2491	251.75
PURCHASE	2785	252
PURCHASE	2723	252
PURCHASE	62	252
PURCHASE	2510	252
SALE	5000	252
SALE	1174	252
SALE	100	252
SALE	2734	252
PURCHASE	8500	252.25
PURCHASE	4563	252.25
PURCHASE	269	252.25
PURCHASE	1646	252.25
PURCHASE	2256	252.5
PURCHASE	1397	252.5
PURCHASE	2110	252.5
SALE	500	252.5
SALE	10000	253.25
SALE	2209	253.25
SALE	5486	253.25
SALE	501	253.25
SALE	3244	253.25
SALE	3386	253.25
PURCHASE	10109	254
PURCHASE	11458	254
PURCHASE	8760	254
PURCHASE	4793	254

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETBLLFFQKBLBBL

Rule 12g3-2(b)
File 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 11/09/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 11 September 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
11 September 2006	30,258	n/a	9,957	£2.395

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,182,344 ordinary shares representing 4.02% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g 3-2(b)
File 82-34981

MISYS Search this site

Home > Investors > Announcements

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REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 11/09/2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i) ABOVE

3. Name of person discharging managerial responsibilities/ director

PATRICK GALE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PATRICK GALE

8 State the nature of the transaction

GRANT OF SHARE OPTIONS UNDER THE MISYS PLC 2001 SAYE SHARE OPTION SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

8 SEPTEMBER 2006

18. Period during which or date on which it can be exercised

1 OCTOBER 2009

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

1p ORDINARY - 968 SHARE OPTIONS

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

193p PER SHARE

22. Total number of shares or debentures over which options held following notification

299,188

23. Any additional information

24. Name of contact and telephone number for queries

RUTH RUSSELL - 01386 872129

Name and signature of duly authorised officer of issuer responsible for making notification

MATT ARMITAGE

Date of notification _11 SEPTEMBER 2006_____________________

END

Rule 12g3-2(b)
File 82-34981

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 11/09/2006

RNS Number:7879I
Cheyne Capital Management Limited
11 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	8 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(
(1) Relevant securities				
(2) Derivatives (other than options)	14,193,626	2.84%		
(3) Options and agreements to purchase/sell				
Total	14,193,626	2.84%		

RECEIVED 2006 OCT 16 A 11:

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per un

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric
CFD	Long	235,792	251.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 September 2006
Contact name	Simon James
Telephone number	020 7031 7560
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUQABUPQGQG

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 11/09/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 11 September 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
11 September 2006	5,400	n/a	1,822	£2.515

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,202,645 ordinary shares representing 4.02% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b)
File no. 82-34981

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 11/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	08 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,003,169	3.00
(3) Options and agreements to purchase/sell		
Total	15,003,169	3.00

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	156,994
CFD	Short	75,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

varying etc. | which the option relates (Note 7) | European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 11/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	08 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,003,169	3.00
(3) Options and agreements to purchase/sell		
Total	15,003,169	3.00

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	156,994
CFD	Short	75,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

varying etc. | which the option relates (Note 7) | European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2 (b)
File 82 - 34981

REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 11/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	8 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	6,465,190	1.29%
(3) Options and agreements to purchase/sell		
Total	6,465,190	1.29%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

RECEIVED 2006 OCT 16 A 11:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	950,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 September 2C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site

Home > Investors > Announcements

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REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 11/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	8 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	6,465,190	1.29%
(3) Options and agreements to purchase/sell		
Total	6,465,190	1.29%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	950,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 September 2C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 11/09/2006

RNS Number:7659I
UBS AG
11 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	08 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,378,594	1.06%	164,643	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,378,594	1.06%	164,643	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	10000	250 GBP
PURCHASE	1419	250
PURCHASE	8816	250
PURCHASE	1553	250
PURCHASE	1472	250
PURCHASE	9692	251
PURCHASE	2811	251.5
PURCHASE	900	251.75
PURCHASE	823	251.75
PURCHASE	4944	251.75
PURCHASE	2102	251.75
PURCHASE	245	252
PURCHASE	1470	252
PURCHASE	2146	252
PURCHASE	2255	252
PURCHASE	3300	252
PURCHASE	3870	252
PURCHASE	1800	252.25
PURCHASE	3300	252.5
PURCHASE	526	252.5
PURCHASE	5000	252.5
PURCHASE	3845	252.5
PURCHASE	752	252.5
PURCHASE	4057	252.5
PURCHASE	397	252.75
PURCHASE	303	252.75
PURCHASE	5000	252.75
PURCHASE	3376	252.75
PURCHASE	2959	252.75
PURCHASE	4705	252.75
SALE	511	251
SALE	3562	251
SALE	3183	251.25
SALE	3703	251.25
SALE	1738	251.25
SALE	2421	251.25
SALE	2760	251.25
SALE	4000	252
SALE	5280	252
SALE	639	252
SALE	2523	252
SALE	2387	252
SALE	2904	252
SALE	2327	252
SALE	2311	252
SALE	2340	252
SALE	4000	252.25
SALE	2244	252.25
SALE	3237	252.25
SALE	763	252.25
SALE	3691	252.25
SALE	1193	252.25
SALE	1938	252.5
SALE	100	252.5

SALE	41	252.5
SALE	3114	252.5
SALE	759	252.5
SALE	4000	252.5
SALE	1534	252.5
SALE	303	252.75
SALE	4000	252.75
SALE	2758	252.75
SALE	4000	252.75
SALE	3001	252.75
SALE	2999	252.75
SALE	2312	252.75
SALE	26	252.75
SALE	2700	252.75
SALE	3812	252.75
SALE	1600	252.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXFLFFQKBEBBL

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 12/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	11 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,460,964	3.09
(3) Options and agreements to purchase/sell		
Total	15,460,964	3.09

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

RECEIVED
2006 OCT 18 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	457,795

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-UBS GAM Switzerland Rule 8.3 - Misys PLC<MSY.L>
Released: 12/09/2006

RNS Number:8412I
UBS Global Asset Mgmnt. Switzerland
12 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	11th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	19,745,550	3.5788%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,745,550	3.5788%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	61933 shares	GBP 2.506

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

The variation between the resultant holding stated above and that included in our last relevant public Rule 8 disclosure which is not accounted for by the sales or purchases detailed above arises out of a transfer into or out of our funds under management.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12th September 2006
Contact name	Zeljko Rudonjic / PS
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEALNAFSXKEFE

Rule 12g 3-2(b)
File 82-34981

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REG-Misys: Statement from the Independent Committee of the Board <MSY.L>
Released: 12/09/2006

12 SEPTEMBER 2006
FOR IMMEDIATE RELEASE

MISYS plc

ANNOUNCEMENT FROM THE INDEPENDENT COMMITTEE OF THE BOARD

On 25 July 2006, the Independent Committee of the Board of Misys plc (`Misys' or `The Company') announced that it had received indicative offers for the Company and had concluded that it was in the best interests of shareholders to allow certain parties access to specific non-public information in order to carry out due diligence.

The Independent Committee has not yet received any proposals, which it considers should be put to shareholders, although discussions with various of these parties are continuing. There can be no guarantee that a formal offer for the Company will be made on terms that the Independent Committee would be prepared to recommend to shareholders.

The Independent Committee's primary objectives remain the maximisation of value for all shareholders and the minimisation of disruption to the business and employees, and it intends to assess all options for achieving these objectives.

A further announcement will be made in due course, as appropriate.

ENDS

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES
Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for Misys and no one else and will not be responsible to anyone other than Misys for providing the protections offered to clients of JPMorgan Cazenove or for providing advice in relation to matters referred to herein.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

Rule 12g3-2(b)
File 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 12/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	11 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,518,147	3.50%	2,003,935	0.40%
(2) Derivatives (other than options)	1,790,163	0.36%	1,176,248	0.24%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,308,310	3.86%	3,180,183	0.64%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	3,000	2.5230
Purchase	19,400	2.5215
Purchase	25,576	2.5080
Purchase	80,352	2.5132
Purchase	4,243	2.5075
Purchase	8,233	2.4880

Sale	105,602	2.5275
Sale	798	2.5275

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	106400	2.5275
CFD	Long	8233	2.4879
CFD	Long	25576	2.5080
CFD	Long	63457	2.5092
CFD	Long	27616	2.5105
CFD	Long	19400	2.5215
CFD	Long	3000	2.5230
CFD	Long	16895	2.5282

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C P P

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 12/09/2006

RNS Number:8333I
State Street Global Advisors
12 September 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	11/09/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10973986	2.17932		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10973986	2.17932	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	4559	2.51

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	12/09/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUMABUPQGPP

Rule 12g3-2(b)
File no 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 12/09/2006

RNS Number:8243I
Morgan Stanley Securities Ld(EPT)
12 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
122,551	2.53	2.50

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
92,514	2.52	2.49

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	6,900	2.51
CFD	LONG	11,100	2.51
CFD	LONG	14,000	2.52
CFD	LONG	15,500	2.51
CFD	LONG	18,300	2.51
CFD	LONG	9,400	2.51
CFD	LONG	37,000	2.51
CFD	LONG	5,800	2.51
CFD	LONG	3,300	2.51
CFD	LONG	1,251	2.51
CFD	SHORT	55,200	2.51
CFD	SHORT	33,000	2.52
CFD	SHORT	4,314	2.5C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forr rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	12 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFELAEIFLIR

Rule 12g3-2(b)
File 82-34981

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 13/09/2006

RNS Number:8888I
UBS AG
13 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	12 SEPTEMBER 2006

RECEIVED
OCT 17 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,396,542	1.48%	150,284	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,396,542	1.48%	150,284	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	9600	227 p
PURCHASE	12300	227
PURCHASE	12300	227
PURCHASE	400	227
PURCHASE	11900	227
PURCHASE	12300	227
PURCHASE	800	227
PURCHASE	11500	227
PURCHASE	12300	227
PURCHASE	1200	227
PURCHASE	11100	227
PURCHASE	4300	227
PURCHASE	1663	227
PURCHASE	9981	229.25
PURCHASE	6059	229.25
PURCHASE	5184	229.25
SALE	122	229.25
SALE	400	229.25
SALE	100	229.25
SALE	2202	229.25
SALE	7204	229.25
SALE	3000	229.25
PURCHASE	9640	229.5
SALE	2899	229.5
PURCHASE	100	229.75
PURCHASE	500	229.75
PURCHASE	100	229.75
PURCHASE	2062	229.75
PURCHASE	200	229.75
PURCHASE	5655	229.75
SALE	3060	229.75
SALE	7100	229.75
SALE	4252	229.75
PURCHASE	6156	230
PURCHASE	9769	230
SALE	7000	230
SALE	4321	230
SALE	6617	230
SALE	7628	230
PURCHASE	4085	230.25
PURCHASE	3750	230.25
PURCHASE	5997	230.25
PURCHASE	2274	230.25
PURCHASE	3800	230.5
PURCHASE	9154	230.5

SALE	1200	230.5
SALE	4247	230.5
PURCHASE	10243	230.75
SALE	2815	231
SALE	3002	231
SALE	2736	231
SALE	6538	231
SALE	6087	231
PURCHASE	5370	231.25
PURCHASE	5620	231.25
PURCHASE	2426	231.25
PURCHASE	20000	231.25
PURCHASE	14814	231.25
PURCHASE	20950	231.25
PURCHASE	5429	231.25
PURCHASE	4700	231.25
PURCHASE	2827	231.25
PURCHASE	38407	231.25
PURCHASE	6000	231.25
PURCHASE	153596	231.25
PURCHASE	178904	231.25
SALE	3785	231.25
SALE	2672	231.25
SALE	1200	231.25
SALE	98	231.25
SALE	9277	231.25
PURCHASE	5347	231.5
PURCHASE	9329	231.5
PURCHASE	4963	231.5
PURCHASE	8864	231.5
PURCHASE	18000	231.5
PURCHASE	1000	231.5
PURCHASE	18000	231.5
PURCHASE	5500	231.5
PURCHASE	12500	231.5
PURCHASE	12500	231.5
PURCHASE	25000	231.5
PURCHASE	25000	231.5
SALE	5619	231.5
SALE	1200	231.5
SALE	1742	231.5
SALE	3300	231.5
SALE	7176	231.5
PURCHASE	5399	231.75
PURCHASE	3905	231.75
PURCHASE	1176	231.75
PURCHASE	10000	232
PURCHASE	20000	232
PURCHASE	10000	232
PURCHASE	75000	232
PURCHASE	6004	232
PURCHASE	50000	232
PURCHASE	3200	232
PURCHASE	5629	232
PURCHASE	371	232
PURCHASE	4773	232
SALE	3100	232
SALE	6550	232
PURCHASE	3750	232.25
PURCHASE	3100	232.25
PURCHASE	6430	232.25
PURCHASE	1100	232.25
PURCHASE	4800	232.25
SALE	4600	232.25
SALE	2538	232.25
SALE	135	232.25
SALE	1200	232.25
SALE	4800	232.25
SALE	1200	232.25
SALE	8539	232.25
SALE	5084	232.25

PURCHASE	3734	232.5
PURCHASE	6000	232.5
PURCHASE	6752	232.5
PURCHASE	5067	232.5
SALE	3300	232.5
SALE	1407	232.5
PURCHASE	25000	233
PURCHASE	11200	233
PURCHASE	11000	233
PURCHASE	20000	233
PURCHASE	2500	233
PURCHASE	50000	233
PURCHASE	22500	233
PURCHASE	56300	233
PURCHASE	5000	233
PURCHASE	22222	233
PURCHASE	25000	233
PURCHASE	25000	233
PURCHASE	25000	233
PURCHASE	37034	233
SALE	7964	233
PURCHASE	6100	233.25
SALE	100	233.25
SALE	7500	233.25
PURCHASE	25000	233.5
SALE	1500	233.5
PURCHASE	3700	233.75
PURCHASE	50000	233.75
PURCHASE	11316	233.75
PURCHASE	38850	233.75
PURCHASE	2000	233.75
PURCHASE	34139	233.75
PURCHASE	38861	233.75
PURCHASE	5000	234
PURCHASE	25000	234
PURCHASE	12415	234
PURCHASE	12585	234
PURCHASE	10336	234
SALE	7005	234
SALE	1900	234
PURCHASE	8000	234.25
SALE	5000	234.25
PURCHASE	10187	234.5
PURCHASE	687	234.5
PURCHASE	15000	234.5
PURCHASE	15000	234.5
PURCHASE	10000	234.5
PURCHASE	5000	234.5
PURCHASE	15000	234.5
PURCHASE	14313	234.5
PURCHASE	5250	235
PURCHASE	3800	235
PURCHASE	20000	235
PURCHASE	800	235.25
SALE	9880	235.5
SALE	4296	235.75
PURCHASE	7406	236
PURCHASE	10048	236.5
PURCHASE	25000	236.5
PURCHASE	25000	236.5
PURCHASE	14952	236.5
PURCHASE	11750	236.5
PURCHASE	11750	236.5
PURCHASE	11750	236.5
PURCHASE	11750	236.5
PURCHASE	11750	236.5
PURCHASE	11750	236.5
PURCHASE	4500	236.5
SALE	9204	236.5
SALE	1100	236.5
SALE	3847	236.5

PURCHASE	1250	236.75
PURCHASE	600	236.75
PURCHASE	400	236.75
PURCHASE	5298	236.75
PURCHASE	25367	237
PURCHASE	2342	237
PURCHASE	20000	237
PURCHASE	5000	237
PURCHASE	3806	237
PURCHASE	15000	237
PURCHASE	10000	237
PURCHASE	25000	237
PURCHASE	75000	237
PURCHASE	10000	237
PURCHASE	5000	237
PURCHASE	15000	237
PURCHASE	10000	237
PURCHASE	5000	237
PURCHASE	20000	237
PURCHASE	5000	237
PURCHASE	7500	237
PURCHASE	17500	237
PURCHASE	6300	237
PURCHASE	1100	237
PURCHASE	8900	237
PURCHASE	15000	237
PURCHASE	15000	237
PURCHASE	10000	237
PURCHASE	5000	237
PURCHASE	15000	237
PURCHASE	5000	237
PURCHASE	1100	237
PURCHASE	6678	237
PURCHASE	15000	237
PURCHASE	15000	237
PURCHASE	15000	237
PURCHASE	15000	237
PURCHASE	8322	237
PURCHASE	10000	237
PURCHASE	15000	237
PURCHASE	5478	237
SALE	3400	237
PURCHASE	2900	237.25
PURCHASE	5821	237.25
SALE	700	237.25
SALE	1100	237.25
SALE	2129	237.25
SALE	1200	237.25
SALE	1250	237.25
SALE	1200	237.25
SALE	4000	237.5
SALE	896	237.5
SALE	1200	237.5
PURCHASE	2664	237.75
PURCHASE	3400	237.75
PURCHASE	539	237.75
SALE	1553	237.75
SALE	5000	237.75
SALE	1200	237.75
SALE	1785	237.75
SALE	1200	237.75
SALE	1200	237.75
SALE	3588	237.75
PURCHASE	5000	238
PURCHASE	68197	238
PURCHASE	18215	238
PURCHASE	5000	238
PURCHASE	6379	238
SALE	6817	238
SALE	8556	238
SALE	7104	238

PURCHASE	6242	238.25
PURCHASE	6050	238.25
PURCHASE	5000	238.25
PURCHASE	7924	238.5
PURCHASE	12500	238.5
PURCHASE	12500	238.5
PURCHASE	4061	238.5
PURCHASE	2908	238.5
PURCHASE	41	238.5
PURCHASE	2293	238.5
PURCHASE	7506	238.5
PURCHASE	5680	238.5
PURCHASE	2749	238.75
PURCHASE	2000	238.75
SALE	5000	238.75
SALE	6278	238.75
PURCHASE	4272	239
PURCHASE	20000	239
PURCHASE	3385	239
PURCHASE	4446	239
PURCHASE	5804	239
PURCHASE	2439	239
PURCHASE	2720	239
PURCHASE	2246	239
PURCHASE	7390	239
PURCHASE	25000	239
PURCHASE	25000	239
PURCHASE	25000	239
PURCHASE	17610	239
SALE	1000	239
SALE	4608	239
SALE	2894	239
SALE	6809	239
SALE	2968	239
SALE	7689	239.75
PURCHASE	3725	240
SALE	5000	240
SALE	6583	240
SALE	6076	240
PURCHASE	3854	240.25
SALE	6822	240.25
SALE	3300	240.75
PURCHASE	4000	241.5
PURCHASE	5461	241.5
SALE	2700	241.5
PURCHASE	3606	241.75
PURCHASE	2110	241.75
SALE	4000	241.75
SALE	1000	241.75
PURCHASE	3632	242
PURCHASE	5106	242
PURCHASE	5362	242
SALE	5000	242.25
SALE	1200	242.5
SALE	8003	242.5
SALE	1200	242.5
PURCHASE	14774	243
PURCHASE	12500	243
PURCHASE	12500	243
PURCHASE	12500	243
PURCHASE	7500	243
PURCHASE	10000	243
PURCHASE	7500	243
PURCHASE	21000	243
PURCHASE	4000	243
PURCHASE	21000	243
PURCHASE	4000	243
PURCHASE	21000	243
PURCHASE	4000	243
PURCHASE	16000	243
PURCHASE	9000	243

PURCHASE	16000	243
PURCHASE	9000	243
PURCHASE	16000	243
PURCHASE	9000	243
PURCHASE	16000	243
PURCHASE	6726	243
PURCHASE	2500	243.25
PURCHASE	2200	243.5
SALE	2524	243.5
SALE	4997	243.5
PURCHASE	3000	243.75
PURCHASE	4060	244
PURCHASE	4877	244
PURCHASE	7304	244
PURCHASE	5998	244
SALE	7433	244
SALE	9024	244
PURCHASE	1803	244.25
SALE	1696	244.5
SALE	1400	244.5
SALE	1200	244.5
PURCHASE	5000	244.75
PURCHASE	6000	247
PURCHASE	1699	247.75
PURCHASE	1250	248
PURCHASE	5484	248.25
PURCHASE	1800	248.25
PURCHASE	6000	249.75
PURCHASE	9953	250
PURCHASE	222	250
PURCHASE	4978	250
PURCHASE	1000	250
PURCHASE	1786	250
PURCHASE	3986	250
PURCHASE	5660	250.5
SALE	7600	250.5
SALE	5000	250.5
SALE	648	250.5
SALE	4670	250.5
SALE	5004	250.5
SALE	868	250.5
SALE	6360	250.5
SALE	7600	250.5
SALE	4592	250.5
SALE	832	250.5
SALE	480	250.5
SALE	2252	250.5
SALE	7600	250.5
SALE	7600	250.5
SALE	7600	250.5
PURCHASE	6195	250.75
PURCHASE	160	250.75
PURCHASE	4156	250.75
PURCHASE	5640	250.75
SALE	4360	250.75
SALE	4360	250.75
PURCHASE	2130	251
PURCHASE	4092	251
PURCHASE	3430	251
PURCHASE	1100	251
PURCHASE	1402	251
PURCHASE	842	251.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFXLFFQKBZBBB

Rule 12g3-2(b)
File no 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Cazenove EPT Disclosure<MSY.L>
Released: 13/09/2006

RNS Number:8862I
Cazenove
13 September 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	12th September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
167,584	£2.41p	£2.305p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
167,584	£2.41p	£2.295p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13th September 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKNKDDBKDCCD

Rule n° 12g3-2(b)
File n° 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 12/09/2006

FOR IMMEDIATE RELEASE
12 SEPTEMBER 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 12September 2006 it had 500,280,949 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Contacts |

REG-Misys: Treasury Stock <MSY.L>
Released: 12/09/2006

Transfer of Shares held in Treasury
Misys plc announces that on 12 September 2006 it transferred to participants in its employee share schemes, 170,291 ordinary shares at prices between 175p and 211p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,446,087 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,280,949.
12.09.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
Home > Investors > Announcements

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 12/09/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 12 September 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
12 September 2006	118,264	n/a	72,358	£2.5075

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,136,438 ordinary shares representing 4.01% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b)
File 82-34981

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 12/09/2006

RNS Number:8561I
Cheyne Capital Management Limited
12 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	11 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)	14,457,834	2.89%	
(3) Options and agreements to purchase/sell			
Total	14,457,834	2.89%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Number
	Number	(%)	
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per un

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric
CFD	Long	264,208	252p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	12 September 2006
Contact name	Simon James
Telephone number	020 7031 7560

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGUUUUBUPQGMP

Rule 12g3-2(b)
File n° 82-34981

REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 12/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	11 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	7,715,190	1.54%
(3) Options and agreements to purchase/sell		
Total	7,715,190	1.54%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	750,000
TOTAL RETURN SWAP	LONG	500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 September 2C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(b)
File 82-34981

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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 13/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 September 2006

RECEIVED
2006 OCT 1? A ?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
370,221	2.51 GBP	2.2925 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
210,444	2.4024 GBP	2.3175 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File No 82-34981

MISYS Search this site

REG-HBOS PLC <HBOS.L> Rule 8.3- Misys plc<MSY.L>
Released: 13/09/2006

RNS Number:9080I
HBOS PLC
13 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,391,929	(6.475%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,391,929	(6.475%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	19,000	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 September 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETKGGMLDFDGVZM

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 13/09/2006

RNS Number:8894I
Morgan Stanley Securities Ld(EPT)
13 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
1,075,157	2.51	2.29

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
1,409,869	2.51	2.29

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	285,289	2.35
CFD	LONG	170,000	2.35
CFD	LONG	100,000	2.30
CFD	LONG	16,383	2.31
CFD	LONG	258,968	2.35
CFD	LONG	20,340	2.37
CFD	SHORT	30,874	2.31
CFD	SHORT	2,343	2.29
CFD	SHORT	38,856	2.31
CFD	SHORT	193,900	2.35
CFD	SHORT	12,000	2.44
CFD	SHORT	17,000	2.40
CFD	SHORT	850,000	2.31
CFD	SHORT	264,869	2.34

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	13 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLASIVLIR

Rule 12g3-2(b)
File n° 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 13/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	12 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,699,080	3.54%	1,852,625	0.37%
(2) Derivatives (other than options)	1,735,617	0.35%	1,224,680	0.24%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,434,697	3.88%	3,077,305	0.62%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	2,788	2.2925
Purchase	26,900	2.3313
Purchase	44,522	2.3257
Purchase	4,359	2.3430
Purchase	25,576	2.3130
Purchase	6,167	2.4097

Purchase	95,000	2.3880
Sale	1,000	2.5067
Sale	340	2.3836
Sale	6,983	2.3495
Sale	16,056	2.4499

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	6983	2.3494
CFD	Short	16056	2.4499
CFD	Long	25576	2.3129
CFD	Long	44522	2.3257
CFD	Long	26900	2.3312
CFD	Long	4359	2.3429
CFD	Long	18493	2.3814
CFD	Long	6167	2.4096

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

MISYS Search this site
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Rule 12g3-2(b)
File n° 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 18/09/2006

RNS Number:0841J
Morgan Stanley Securities Ld(EPT)
18 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
321,512	2.35	2.32

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
347,038	2.33	2.32

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	42,000	2.33
CFD	LONG	114,062	2.33
CFD	SHORT	16,275	2.33
CFD	SHORT	330,763	2.34

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	18 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILASITLIR

Rule 12g3-2(b)
File 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure-Replacement<MSY.L>
Released: 18/09/2006

RNS Number:0815J
Morgan Stanley Securities Ld(EPT)
18 September 2006

AMENDMENT TO ANNOUNCEMENT 9570I RELEASED AT 11:33 ON 14 SEPTEMBER 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
1,686,586	2.32	2.28

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
701,052	2.32	2.29

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	21,136	2.31

CFD	LONG	218,000	2.3C
CFD	LONG	400,000	2.32
CFD	LONG	450,000	2.32
CFD	LONG	485,002	2.32
CFD	SHORT	16,682	2.32
CFD	SHORT	38,940	2.31
CFD	SHORT	450,000	2.31
CFD	SHORT	51,139	2.32
CFD	SHORT	2,000	2.31
CFD	SHORT	38,965	2.32

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	18 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBGGDCIUBGGLI

Rule 12g3-2(b)
File 82-34981

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 15/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	14 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,715,964	3.14
(3) Options and agreements to purchase/sell		
Total	15,715,964	3.14

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

RECEIVED
2006 OCT 16 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	190,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising		
Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)		
Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-34981

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 15/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	14 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,490,214	3.50%	2,087,034	0.42%
(2) Derivatives (other than options)	1,770,026	0.35%	1,373,684	0.27%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,260,240	3.85%	3,460,718	0.69%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	17,354	2.3155
Purchase	15,461	2.3169
Purchase	6,000	2.3217
Sale	22,974	2.3132
Sale	175	2.3280
Sale	560	2.3280

Sale	200,000	2.3136
Sale	11,581	2.3120
Sale	3,300	2.3250
Sale	207	2.3280
Sale	1,170	2.3230
Sale	195	2.3280
Sale	174	2.3280
Sale	200	2.3280

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	11581	2.3120
CFD	Short	22974	2.3132
CFD	Short	3300	2.3250
CFD	Long	17354	2.3154
CFD	Long	15461	2.3169
CFD	Long	6000	2.3217

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C F F

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC

Released: 15/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,679	2.325 GBP	2.30575 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
2,922	2.3195 GBP	2.3125 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File no 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 15/09/2006

RNS Number:0263J
Morgan Stanley Securities Ld(EPT)
15 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
1,315,101	2.35	2.30

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
1,399,122	2.34	2.29

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	99,000	2.32
CFD	LONG	600,000	2.33
CFD	LONG	25,725	2.31
CFD	LONG	491,928	2.33
CFD	LONG	926	2.32
CFD	LONG	5,287	2.31
CFD	SHORT	22,080	2.31
CFD	SHORT	1,067	2.33
CFD	SHORT	5,001	2.32

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	15 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFFAIIELIR

Rule 12g3-2(b)
File 82-34981

MISYS Search this site
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 15/09/2006

RNS Number:0200J
UBS AG
15 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	14 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,387,822	1.48%	159,583	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,387,822	1.48%	159,583	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	8659	230 pence
SALE	993	230.75
SALE	5300	230.75
SALE	1099	230.75
SALE	6216	230.75
SALE	2078	230.75
SALE	5232	230.75
PURCHASE	10000	231
PURCHASE	6800	231
PURCHASE	1454	231
SALE	9651	231
SALE	4171	231
SALE	3410	231
SALE	5290	231
SALE	560	231
SALE	1919	231
SALE	2200	231
SALE	3365	231
PURCHASE	10000	231.25
PURCHASE	2051	231.25
PURCHASE	2683	231.25
PURCHASE	3369	231.25
PURCHASE	2497	231.25
PURCHASE	856	231.25
PURCHASE	4110	231.25
SALE	1712	231.25
SALE	2064	231.25
SALE	4631	231.25
SALE	4966	231.25
SALE	1825	231.25
PURCHASE	468	231.5
PURCHASE	4218	231.5
PURCHASE	651	231.5
PURCHASE	3211	231.5
PURCHASE	1592	231.5
SALE	7893	231.5
PURCHASE	3417	231.75
PURCHASE	2654	231.75
PURCHASE	2761	231.75
PURCHASE	689	231.75
PURCHASE	3898	231.75
SALE	1316	231.75
SALE	2171	231.75
SALE	1408	231.75
PURCHASE	6449	232
SALE	10273	232
SALE	5217	232
PURCHASE	2423	232.25
PURCHASE	5539	232.25
SALE	6343	232.25
SALE	3400	232.25
SALE	5600	232.25
SALE	7815	232.25
SALE	2621	232.25
PURCHASE	1100	232.5
PURCHASE	1361	232.5
SALE	3419	232.5
SALE	2800	232.5
SALE	2842	232.5
SALE	2350	232.5
SALE	828	232.5
SALE	4607	232.5

SALE	5388	232.5
PURCHASE	7492	232.75
PURCHASE	6122	232.75
PURCHASE	3800	232.75
PURCHASE	4943	232.75
PURCHASE	1033	232.75
PURCHASE	1031	232.75
PURCHASE	1331	232.75
PURCHASE	3791	232.75
PURCHASE	1516	232.75
PURCHASE	2301	232.75
SALE	5373	232.75
SALE	500	232.75
PURCHASE	351	233
PURCHASE	5126	233
SALE	5762	233.25
SALE	1250	233.5
PURCHASE	5127	234
PURCHASE	4138	234
PURCHASE	8303	234
SALE	2146	234.25
SALE	4634	234.25
SALE	512	234.25
SALE	3259	234.25
SALE	1872	234.25
PURCHASE	1179	234.5
PURCHASE	146	234.5
PURCHASE	454	234.5
PURCHASE	3057	234.5
PURCHASE	1819	234.5
SALE	2146	234.5
SALE	2200	234.75
SALE	3083	234.75
SALE	1216	234.75
SALE	1200	234.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	15 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETFELFFQKBXBBL

Rule 12g3-2(b)
File 82-34981

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REG-Misys: Holding(s) in Company <MSY.L>
Released: 15/09/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

14.09.06

12. Total holding following this notification

MATERIAL - 31,589,967

NON-MATERIAL - 52,429,403

TOTAL -84,019,370

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

16.80%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 15 September 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 14 September 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,697,746
UBS Fund Services (Luxembourg) SA	8,690,009
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,491,550
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,448,621
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	446,745
Sub Total	52,429,403
Material Interest	
UBS AG London Branch	27,962,454
UBS Global Asset Management (Life) Ltd	3,627,513
Sub Total	31,589,967
TOTAL	84,019,370

END

Rule 12g3-2(b)
File 82-34981

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REG-Legal&Gen Inv Mgmnt Rule 8.3- Misys Plc<MSY.L>
Released: 15/09/2006

RNS Number:0082J
Legal & General Investment Mgmnt Ld
15 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	14 September 2006

RECEIVED
2006 OCT 16 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,021,379	3.80%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,021,379	3.80%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	100,000	GBP 2.3238
Sale	86,100	GBP 2.3113

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 September 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUPWBUPQGUA

Rule 12g3-2(b)
File 82-34981

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REG-UBS GAM Switzerland Rule 8.3- Misys PLC<MSY.L>
Released: 15/09/2006

RNS Number:0077J
UBS Global Asset Mgmnt. Switzerland
15 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	All shares are hold under Management of UBS AG, UBS Global Asset Management Switzerland, Zurich
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary share
Date of dealing	14th September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	20,258,720	3.6719%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	20,258,720	3.6719%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	750,000 shares	GBP 2.3218

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15th September 2006
Contact name	Zeljko Rudonjic /PS
Telephone number	+41 44 234 43 65
If a connected EFM, name of offeree/offeror with which connected	UBS Limited
If a connected EFM, state nature of connection (Note 10)	Affiliate to UBS AG

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUWPBUPQGUA

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Rule 12g 3-2(b)
File no 82-34981

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 14/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	13 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,525,964	3.10
(3) Options and agreements to purchase/sell		
Total	15,525,964	3.10

(b) Interests and short positions in relevant securities of the company, other than t
Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,570,000
CFD	Long	180,000
CFD	Long	150,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, Writing, selling, Number of Exercise Type, e.g

e.g. call option	purchasing, varying etc.	securities to which the option relates (Note 7)	price	American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2 (b)
File n° 82-34981

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 14/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS
BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities			10,129	(-0.002)
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total			10,129	(-0.002)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Sale	10,129	2.3559 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8)	YES/NO
Date of disclosure	14 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 9)	2

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 14/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	13 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,691,935	3.54%	1,879,521	0.38%
(2) Derivatives (other than options)	1,762,513	0.35%	1,365,211	0.27%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,454,448	3.89%	3,244,732	0.65%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit(GBP)
Purchase	88,958	2.3159
Purchase	8,980	2.3030
Purchase	1,415	2.3150
Purchase	174,568	2.3102
Sale	600	2.3000
Sale	2,184	2.3220

Sale	1,000	2.3000
Sale	180	2.3000
Sale	680	2.3000
Sale	10,000	2.3100
Sale	970	2.3055
Sale	800	2.3080
Sale	4,750	2.3000
Sale	11,500	2.3140
Sale	87,164	2.3203
Sale	400	2.3000
Sale	1,300	2.3080
Sale	1,050	2.3000
Sale	450	2.3000
Sale	215	2.3000
Sale	800	2.3000
Sale	114,300	2.2845
Sale	630	2.3000
Sale	1,100	2.3000
Sale	1,000	2.2980
Sale	6,700	2.3000
Sale	20,887	2.3220
Sale	12,081	2.3000
Sale	325	2.3000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	114300	2.2845
CFD	Short	10000	2.3100
CFD	Short	11500	2.3139
CFD	Short	87164	2.3203
CFD	Short	23071	2.3220
CFD	Long	8980	2.3029
CFD	Long	19162	2.3089
CFD	Long	155406	2.3103
CFD	Long	88958	2.3159
CFD	Long	87164	2.3211

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C P P

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 September 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b)
File 82-34981

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 14/09/2006

RNS Number:9680I
UBS AG
14 September 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	13 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,400,645	1.48%	150,250	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,400,645	1.48%	150,250	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1400	228 pence
SALE	7268	228.25
SALE	500	228.25
SALE	1000	228.25
SALE	4800	228.25
SALE	5900	228.25
SALE	3100	228.25
SALE	7000	228.25
PURCHASE	8000	228.5
PURCHASE	5200	228.5
SALE	14100	228.5
SALE	2600	228.5
SALE	5000	228.5
SALE	892	228.5
PURCHASE	3500	228.75
SALE	81	228.75
SALE	3300	228.75
PURCHASE	8800	229
PURCHASE	7000	229
PURCHASE	10000	229
SALE	7630	229
PURCHASE	3500	229.25
SALE	4662	229.25
SALE	11104	229.25
PURCHASE	3325	229.5
PURCHASE	6675	229.5
SALE	548	229.5
SALE	200	229.5
PURCHASE	7500	229.75
PURCHASE	15354	229.75
PURCHASE	4121	230
PURCHASE	2450	230
PURCHASE	6888	230
PURCHASE	7880	230
PURCHASE	7500	230
PURCHASE	7680	230
PURCHASE	7393	230
PURCHASE	6130	230.25
PURCHASE	1370	230.25
SALE	3235	230.25
SALE	6567	230.5
PURCHASE	8361	230.5
SALE	319	230.5
SALE	372	230.5
SALE	3600	230.5
SALE	8989	230.5
SALE	8012	230.5
SALE	98	230.5
SALE	3211	230.5
SALE	3128	230.5
SALE	11207	230.5
SALE	2226	230.5
SALE	5000	230.5
SALE	6701	230.75
PURCHASE	5706	230.75
SALE	3029	230.75
SALE	10126	230.75
SALE	2400	230.75
SALE	2111	230.75
PURCHASE	8092	231

PURCHASE	20265	231
PURCHASE	9010	231
PURCHASE	6000	231
SALE	5000	231
SALE	6399	231
SALE	7595	231
SALE	2708	231
SALE	3006	231
SALE	3816	231
SALE	4956	231
PURCHASE	3822	231.25
PURCHASE	8000	231.25
PURCHASE	2844	231.25
PURCHASE	4200	231.25
PURCHASE	15000	231.25
PURCHASE	1771	231.25
PURCHASE	2294	231.25
SALE	1400	231.25
SALE	1965	231.25
SALE	7258	231.25
SALE	3372	231.25
SALE	1025	231.25
SALE	2400	231.25
SALE	2071	231.25
SALE	4068	231.25
SALE	2070	231.25
PURCHASE	6692	231.5
PURCHASE	500	231.5
SALE	6000	231.5
SALE	5000	231.5
PURCHASE	5300	231.75
SALE	5	231.75
SALE	7991	231.75
SALE	2462	231.75
SALE	6765	231.75
SALE	5761	231.75
SALE	1132	231.75
PURCHASE	854	232
PURCHASE	2612	232
PURCHASE	100	232
PURCHASE	664	232
PURCHASE	7806	232
PURCHASE	8554	232
PURCHASE	8827	232
PURCHASE	8403	232
SALE	719	232
SALE	100	232
SALE	3000	232
SALE	1377	232
PURCHASE	2208	232.25
PURCHASE	5478	232.25
PURCHASE	1815	232.25
PURCHASE	2122	232.25
PURCHASE	2245	232.25
PURCHASE	593	232.25
PURCHASE	1984	232.25
SALE	600	232.25
SALE	327	232.25
SALE	2952	232.25
SALE	2187	232.25
SALE	1885	232.25
SALE	1318	232.5
SALE	2500	232.5
SALE	1707	232.5
SALE	4293	232.5
SALE	3000	232.5
SALE	300	232.5
SALE	1000	232.5
SALE	3807	232.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 SEPTEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection N/A
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETXZLFFQKBBBBD

Rule 12g3-2(b)
File No 82-34981

MISYS Search this site
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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 14/09/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
114,906	2.32 GBP	2.2925 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
257,129	2.325 GBP	2.28975 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14 September 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Rule 12g 3-2(b)
File No 82-34981

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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 14/09/2006

RNS Number:9570I
Morgan Stanley Securities Ld(EPT)
14 September 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 September 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price
1,686,586	2.32	2.28

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price
697,726	2.32	2.29

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	21,136	2.31
CFD	LONG	218,000	2.30
CFD	LONG	400,000	2.32
CFD	LONG	450,000	2.32
CFD	LONG	485,002	2.32
CFD	SHORT	16,682	2.32
CFD	SHORT	38,940	2.31
CFD	SHORT	450,000	2.31
CFD	SHORT	51,139	2.32
CFD	SHORT	2,000	2.31
CFD	SHORT	38,965	2.32

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 September 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFVLAVISLIR

Rule 12g3-2(b)
File 82-34981

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REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 13/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	12 SEPTEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	8,205,190	1.64%
(3) Options and agreements to purchase/sell		
Total	8,205,190	1.64%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	250,000
TOTAL RETURN SWAP	SHORT	260,000
TOTAL RETURN SWAP	LONG	250,000
TOTAL RETURN SWAP	LONG	250,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.
None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 September 2C
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

Rule 12g3-2(6)
File 82-34981

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 13/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	12 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	13,625,964	2.72
(3) Options and agreements to purchase/sell		
Total	13,625,964	2.72

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	3,000,000
CFD	Long	1,105,000
CFD	Long	60,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of	Exercise	Type, e.g

e.g. call option	purchasing, varying etc.	securities to which the option relates (Note 7)	price	American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

Rule 12g3-2(b)
File 82-34981

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REG-Tisbury Capital Limited Rule 8.3 - Misys Plc
Released: 13/09/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	12 September 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	13,625,964	2.72
(3) Options and agreements to purchase/sell		
Total	13,625,964	2.72

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	3,000,000
CFD	Long	1,105,000
CFD	Long	60,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of	Exercise	Type, e.g

e.g. call option	purchasing, varying etc.	securities to which the option relates (Note 7)	price	American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13/09/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited